04036938

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Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

3 September 2004

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

SUPPL

PROCESSING SEC MAIL RECEIVED SEP 14 2004 SECTION WASH. D.C. 208

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Circular to Exel Shareholders and Notice of Extraordinary General meeting – 7/7/04
   - Announcement of level of acceptances and extension of offer – 14/7/04
   - EGM Statement – 26/7/04
   - Announcement of level of acceptances and extension of offer – 27/7/04
   - Exel plc Interim Report 2004 – 30/7/04
   - Exel wins £150 million, five-year contract with Nisa-Today's – 30/7/04
   - Offer declared wholly unconditional – 3/8/04
   - Tibbett & Britten Group plc Directorate Change – 3/8/04
   - Compulsory Acquisition of Outstanding Tibbett & Britten Shares – 17/8/04

Yours faithfully

PROCESSED
SEP 17 2004
THOMSON
FINANCIAL

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

dlw 9/16

Enc

13:55 07 Jul PRN-REG-Exel PLC<EXL.L> Circ to E Shareholders

Exel plc

7 July 2004

Recommended cash offer by UBS Limited on behalf of Exel plc for Tibbet & Britten Group plc

Circular to Exel Shareholders and Notice of Extraordinary General Meeting

Exel plc ("Exel") announces that the Circular to Exel Shareholders and Notice of Extraordinary General Meeting was posted today. Copies of the Circular are available for inspection at the offices of Slaughter and May, One Bunhill Row, London EC1Y 8YY.

A copy of the Circular has been submitted for public inspection at the Document Viewing Facility of the UK Listing Authority, The Financial Services Authority, 25 The North Colonnade, Canary Wharf, London E14 5HS.

END

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Wednesday, 7 July 2004 13:55:15
PRN [nPRG14302]

06:30 02 Jul REG-Exel PLC<EXL.L> Directorate Cl ige

EXEL PLC DIRECTORATE

(London, 2 July 2004) Exel plc announced today that Ian Smith, the Group's Chief Executive - Europe, Middle East & Africa, will step down from the Board with effect from 13 August 2004. Ian Smith will be joining General Healthcare Group as Chief Executive. A further announcement relating to Ian Smith's replacement will be made in due course.

John Allan, Chief Executive of Exel plc, said: "I would like to thank Ian for his outstanding contribution to Exel over the last six years. We all wish him well in his new job."

-ends-

For further information contact:

John Dawson +44 7733 301986

Director of Corporate Affairs

Exel plc

Lydia Pretzlik and Brian Hudspith +44 20 7379 5151

The Maitland Consultancy

END

Friday, 2 July 2004 06:30:40
ENDS [nPRG1826D]

07:43 14 Jul PRN-REG-Exel PLC<EXL.L> Recommended Cash Offer

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE 14 July 2004

Recommended Cash Offer

by

UBS Limited on behalf of Exel plc for

Tibbett & Britten Group plc

Announcement of level of acceptances and extension of Offer

The board of Exel announces that at 3.00 p.m. (London time) on 13 July 2004, the first closing date of the Offer, Exel had received valid acceptances of the Offer in respect of a total of 17,079,461 Tibbett & Britten Shares, representing approximately 35.11 per cent. of the issued ordinary share capital of Tibbett & Britten. These acceptances include valid acceptances in relation to all the irrevocable undertakings given in respect of 3,100,423 Tibbett & Britten Shares, representing approximately 6.37 per cent. of the issued ordinary share capital of Tibbett & Britten.

Prior to the commencement of the Offer Period, Exel and its subsidiaries owned 10 Tibbett & Britten Shares and Exel has since acquired 4,860,000 Tibbett & Britten Shares, which, in aggregate, represent approximately 9.99 per cent. of the issued ordinary share capital of Tibbett & Britten.

Accordingly, Exel now owns or controls, or has received valid acceptances of the Offer, in respect of a total of 21,939,471 Tibbett & Britten Shares, representing approximately 45.10 per cent. of the issued ordinary share capital of Tibbett & Britten.

The Offer, including the Loan Note Alternative, has been extended and will remain open for acceptance for a further 14 days until 3.00 p.m. (London time) on 27 July 2004.

On 30 June 2004, Exel and Tibbett & Britten filed a notification with the

European Commission pursuant to the EC Merger Regulation. Unless extended, the Commission's initial period for considering the transaction will expire on 5 August 2004. On 2 July 2004, Exel filed Notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the HSR Act). Unless extended, the HSR Act waiting period will expire on 2 August 2004. Competition filings have also been made in Canada and Mexico and competition clearance has been obtained in South Africa.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, by not later than 3.00 p.m. (London time) on 27 July 2004. Any further extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was otherwise due to expire.

The Offer remains subject to the terms and conditions set out in the Offer Document dated 22 June 2004.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

Enquiries

Exel Telephone +44 1344 744409
John Dawson

UBS Telephone +44 20 7567 8000
Melanie Gee
Alistair Defriez
Ian Bonnor-Moris

Cazenove Telephone +44 20 7588 2828
Michael Wentworth-Stanley
Malcolm Moir

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and cannot be accepted by any such use, means or instrumentality or facility from or within the United States, Canada, Australia or Japan.

UBS, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer or any matter referred to herein.

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer or any matter referred to herein.

END

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Wednesday, 14 July 2004 07:43:51
PRN [nPRG14803]

10:44 26 Jul PRN-REG-Exel PLC<EXL.L> EGM Statement

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE 26 July 2004

Recommended Cash Offer

by

UBS Limited on behalf of Exel plc for

Tibbett & Britten Group plc

At an Extraordinary General Meeting held earlier today, the resolution necessary to implement the offer by Exel for the entire issued and to be issued ordinary share capital of Tibbet & Britten was passed by the Exel shareholders on a show of hands. Of the proxies received, 98.9 per cent. of votes were in favour of the resolution.

The Offer, including the Loan Note Alternative, remains open until 3.00 p.m. (London time) tomorrow, 27 July 2004.

Copies of the resolution passed at the Extraordinary General Meeting have been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at the Financial Services Authority, 25 The North Collonade, Canary Wharf, London, E14 5HS.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, by not later than 3.00 p.m. (London time) on 27 July 2004. Any further extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was otherwise due to expire.

In addition to the competition clearance obtained in South Africa announced on 14 July 2004, competition clearance has now also been obtained in Canada. On 30 June 2004, Exel and Tibbett & Britten filed a notification with the European Commission pursuant to the EC Merger Regulation. Unless extended, the

Commission's initial period for considering the transaction will expire on 5 August 2004. On 2 July 2004, Exel filed notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the HSR Act). Unless extended, the HSR Act waiting period will expire on 2 August 2004.

The Offer remains subject to the terms and conditions set out in the Offer Document dated 22 June 2004.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

Enquiries

Exel Telephone +44 1344 744409
John Dawson

UBS Telephone +44 20 7567 8000
Melanie Gee
Alistair Defriez
Ian Bonnor-Moris

Cazenove Telephone +44 20 7588 2828
Michael Wentworth-Stanley
Malcolm Moir

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and cannot be accepted by any such use, means or instrumentality or facility from or within the United States, Canada, Australia or Japan.

UBS, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer or any matter referred to herein.

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the

and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer or any matter referred to herein.

END

1

1

END

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Monday, 26 July 2004 10:44:42
PRN [nPRG1ADAB]

16:53 27 Jul PRN-REG-Exel PLC<EXL.L> Offer for Tibbett & Britten Group plc

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE 27 July 2004

Recommended Cash Offer

by

UBS Limited on behalf of Exel plc for

Tibbett & Britten Group plc

Announcement of level of acceptances and extension of Offer

The board of Exel announces that at 3.00 p.m. (London time) on 27 July 2004, the second closing date of the Offer, Exel had received valid acceptances of the Offer in respect of a total of 24,041,963 Tibbett & Britten Shares, representing approximately 49.43% per cent. of the issued ordinary share capital of Tibbett & Britten.

Prior to the commencement of the Offer Period, Exel and its subsidiaries owned 10 Tibbett & Britten Shares and Exel has since acquired 4,860,000 Tibbett & Britten Shares, which, in aggregate, represent approximately 9.99 per cent. of the issued ordinary share capital of Tibbett & Britten.

Accordingly, Exel now owns or controls, or has received valid acceptances of the Offer, in respect of a total of 28,901,973 Tibbett & Britten Shares, representing approximately 59.42% per cent. of the issued ordinary share capital of Tibbett & Britten.

The Offer, including the Loan Note Alternative, has been extended and will remain open for acceptance for a further 10 days until 3.00 p.m. (London time) on 6 August 2004.

On 30 June 2004, Exel and Tibbett & Britten filed a notification with the European Commission pursuant to the EC Merger Regulation. Unless extended, the Commission's initial period for considering the transaction will expire on 5 August 2004. On 2 July 2004, Exel filed Notifications under the

Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the HSR Act). Unless extended, the HSR Act waiting period will expire on 2 August 2004. Competition clearances have been obtained in South Africa and Canada.

Forms of Acceptance not yet returned should be completed and returned in accordance with the instructions set out in the Offer Document and in the Form of Acceptance so as to be received as soon as possible and, in any event, by not later than 3.00 p.m. (London time) on 6 August 2004. Any further extensions of the Offer will be publicly announced by 8.00 a.m. (London time) on the business day following the day on which the Offer was otherwise due to expire.

The Offer remains subject to the terms and conditions set out in the Offer Document dated 22 June 2004.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

Enquiries

Exel Telephone +44 1344 744409
John Dawson

UBS Telephone +44 20 7567 8000
Melanie Gee
Alistair Defriez
Ian Bonnor-Moris

Cazenove Telephone +44 20 7588 2828
Michael Wentworth-Stanley
Malcolm Moir

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and cannot be accepted by any such use, means or instrumentality or facility from or within the United States, Canada, Australia or Japan.

UBS, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the

and will not be responsible to anyone other than Exel for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer or any matter referred to herein.

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer or any matter referred to herein.

END

Tuesday, 27 July 2004 16:53:20
PRN [nPRG16207]

30 July 2004

Exel reports good turnover and profit growth and continued new business success

Underlying earnings per share up 9.7%

Six months to 30 June	2004 £m	2003 £m	% change
At constant exchange rates			
Turnover – continuing operations	**2,621**	2,273	**15.3**
Operating profit[1] – continuing operations	**74.1**	66.9	**10.8**
Profit before tax[1]	**72.2**	63.0	**14.6**
At actual exchange rates			
Turnover – continuing operations	**2,621**	2,391	**9.6**
Operating profit[1] – continuing operations	**74.1**	71.7	**3.3**
Profit before tax[1]	**72.2**	67.0	**7.8**
FRS3 profit before tax	**123.5**	69.7	**77.2**
Basic earnings per share[1]	**16.9p**	15.4p	**9.7**
Pension adjusted earnings per share[2]	**21.6p**	20.1p	**7.5**
FRS3 earnings per share	**33.3p**	15.0p	**122.0**
Dividend per share	**8.5p**	7.9p	**7.6**

[1] before goodwill, exceptional items and net return on pension schemes
[2] as per basic earnings per share adjusted for non-cash pension service costs

Highlights

- → At constant exchange rates turnover and profit before tax up 15%
- → Strong free cash flow generation of £78.2m (2003: £31.5m)
- → Dividend per share increased by 8% (2003 interim increased by 5%)
- → £450m (2003: £400m) of annualised new business revenues, £260m net of losses (2003: £240m)
- → Launched £328m recommended cash offer for Tibbett & Britten which will enhance Exel's ability to deliver additional organic growth

John Allan, Chief Executive of Exel, commented:

"During the first six months of 2004, Exel continued to make good operational and strategic progress. The Group achieved solid levels of growth in turnover and profits and completed the acquisition of Fujitsu Logistics. In June, a recommended cash offer was made for Tibbett & Britten Group plc.

"Exel's recent acquisition programme will provide significant opportunities for the Group to enhance its competitive advantage. Combined with improved economic conditions in most regions of the world and with positive trends in trading, Exel believes it is well positioned to make good underlying progress in 2004."

For further information please contact:

Exel plc

John Allan, Chief Executive		
John Coghlan, Deputy CEO and Group Finance Director	On 30 July:	+44 7802 636283
Duncan Magrath, Director of Investor Relations and Financial Strategy	or:	+44 7779 161203
	At other times:	+44 1344 744409
Louisa Potter, Investor Relations Manager		

The Maitland Consultancy

Martin Leeburn / Lydia Pretzlik +44 20 7379 5151

Presentation of Results

The presentation of results will be held at 9:00am at the London Stock Exchange, Paternoster Square, London on 30 July 2004.

Conference call for Analysts, Institutions and other Interested Parties

John Coghlan and Duncan Magrath will be hosting a conference call from 3:00pm UK time for further questions concerning the results. The contact number for the call is +44 20 8974 7900 and the verbal access code is C643482. Once prepared, a transcription of the call will be posted to www.exel.com. A replay service will be available until Friday 6 August on +44 1296 618700, access number 240187.

Overview

During the first six months of 2004, Exel made good operational and strategic progress. The Group achieved solid levels of growth in turnover and profit and completed the acquisition of Fujitsu Logistics. In June, a recommended cash offer was made for Tibbett & Britten Group plc.

Exel's contract logistics operations made good progress overall, led by strong turnover growth and the benefits from recent acquisitions which helped offset the impact of a small number of underperforming business units. In particular, the Americas and Asia Pacific generated double-digit organic growth in both turnover and profit. In freight management, both airfreight and seafreight volumes were strong and helped the business achieve a satisfactory level of organic growth despite significant cost pressures in Asia Pacific, related mainly to higher fuel prices and capacity restrictions. Annualised revenue from new business was encouraging at £450m (2003: £400m), made up of £250m from contract logistics and £200m from freight management.

Cory Environmental, Exel's waste management business, increased both turnover and profit in improving markets.

Group performance

Interpretation of the Group's underlying performance in the first half of 2004 has been impacted by the following two factors:

Firstly, movements in the dollar and related currencies have had a significant impact on the translation of foreign income and comparisons with the first half of 2003. During the first half of 2004, the average US dollar exchange rate was 1.81 to the pound, compared to 1.61 in the first half of 2003. Depreciation in the US dollar, including related currencies, and the euro, resulted in an adverse translation impact of £4.8m on underlying operating profit, the equivalent of reducing reported growth by around 7%. In calculating growth percentages at constant exchange rates, 2003 results have been translated at 2004 average exchange rates. The segmental information in Note 5 to the financial statements provides full details of all the results of the business.

Secondly, changes in pension service cost charges, related to financial market rate assumptions which are set annually in advance, increased the non-cash service costs by £1.8m in the first six months. This principally impacted the UK and Ireland contract

logistics and freight management operations, reducing operating profits by £1.5m and £0.3m respectively. The variation in the charge is not comparable with the actuarial basis used in open book contract cost recovery and, as a result, distorts the organic presentation of the underlying performance of the business.

At constant exchange rates, turnover from continuing operations was up 15.3% at £2,621m (2003: £2,273m) and adjusting for acquisitions was up 11.2% on an organic basis. At constant exchange rates, operating profit, which is stated before goodwill amortisation, exceptional items and net return on pension schemes, was up 10.8% at £74.1m (2003: £66.9m). On an organic basis operating profit was broadly unchanged (up 2.7% excluding the changes in pension service cost assumptions outlined above).

Total **contract logistics** turnover increased by 16.6% to £1,432m at constant exchange rates, up 9.1% on an organic basis. Overall, contract logistics operating profit increased by 13.4% to £44.0m (2003: £38.8m) at constant exchange rates and reduced 4.6% on an organic basis (reduced 0.8% excluding the changes in pension service cost assumptions outlined above). Margins remained broadly unchanged at 3.1% (2003: 3.2%). Margins in the Americas, Asia Pacific and Continental Europe were 5.5% (2003: 5.4%), 3.5% (2003: 3.4%) and 1.7% (2003: 0.8%) respectively, largely offsetting the reduction in the UK and Ireland, reflecting the underperformance of a small number of business units and the impact of the changes in pension service cost assumptions, which offset a good performance in retail and consumer activities.

Total **freight management** turnover increased by 14.1% to £1,126m (2003: £987m) at constant exchange rates. On the same basis freight management operating profit increased by 6.5% to £22.8m (2003: £21.4m). Margins were 2.0% (2003: 2.2%). Exel's operations benefited from continued growth in world trade, leading to increased air and seafreight volumes. Airweight increased by 18% in the period, with activities in all regions demonstrating good growth. Limited increases in airfreight capacity and fuel surcharges, particularly in Asia Pacific, restricted profit growth although the business made solid overall progress. At constant exchange rates Exel's US domestic air, road and railfreight activities saw turnover increase, although profit remained behind expectations. Seafreight operations maintained strong growth in turnover and gross profit.

Environmental turnover increased by 8.6% to £63m (2003: £58m) and operating profit increased by 9.0% to £7.3m (2003: £6.7m). On an organic basis turnover grew 7.8% and operating profit rose 6.0%.

A more detailed performance review is included in the Review of Operations.

Profit before tax and earnings per share

Net finance costs decreased to £1.9m (2003: £4.7m), led by lower effective interest rates on the Group's mix of debt and forward currency contracts. As a result, interest cover was over 30 times (2003: 15 times). Profit before tax, goodwill, exceptional items and the net return on pension schemes, was up 7.8% at £72.2m (2003: £67.0m). Earnings per share on the same basis improved 9.7% to 16.9p (2003: 15.4p). Total exceptional items amounted to a net profit of £49.0m (2003: £0.9m) arising principally on the partial disposal of Exel's stake in Sirva Inc. The Group's effective tax rate on underlying profit before tax improved to 28% (2003: 29%). On a FRS3 basis, after goodwill and exceptional items and the net return on pension schemes, profit before tax was £123.5m (2003: £69.7m) and earnings per share 33.3p (2003: 15.0p).

Cash flow

Free cash flow was again strong at £78.2m (2003: £31.5m). Despite a modest improvement in overall days sales outstanding, the net cash outflow from working capital was £60.8m. Net cash inflow from operating activities was £78.7m (2003: £107.9m). Tax cash outflows decreased by £3.5m to £21.8m. Net capital expenditure was slightly lower at £28.8m (2003: £35.8m), reflecting higher income from the sale of tangible fixed assets. Net receipts of £53.2m from realising Exel's investment in Sirva Inc included gross receipts of £72.5m and an outflow of £19.3m, related to the exercise of a warrant to purchase additional shares at a price significantly lower than the prevailing market value. Exel still retains around 2.8m shares in Sirva Inc with a current market value of approximately US$60m. During the first six months of 2004, Exel made cash contributions of £5m to one of its defined benefit UK pension schemes in line with the recommendations of the triennial review completed in 2003. Annual contributions of £10m have been agreed through to the end of 2006 at which time the recommendations of the next review (scheduled for 2006) will be implemented.

Net cash outflow before financing activities was £26.0m (2003: outflow of £27.8m). Within this, expenditure on acquisitions was £54.5m (2003: £14.1m) which included the initial cash consideration for Fujitsu Logistics (£13.8m after adjusting for assumed

debt) and initial share purchases in relation to Exel's proposed acquisition of Tibbett & Britten Group plc (£26.9m). The remaining £13.8m related to disbursements in respect of prior year acquisitions, principally Pharma Logistics in Europe and Power Logistics in the US. This contributed to net debt increasing to £155.2m (30 June 2003: £177.7m and 31 December 2003: £152.3m). Exel also completed a refinancing of its principal debt facilities, establishing a new £835m multi-currency facility. Balance sheet gearing at the end of the period was 21.6% (2003: 27.5%) excluding FRS17 net pension assets and liabilities.

Dividend

The Board is declaring an interim dividend of 8.5p per share, an increase of 7.6% over the previous year. The dividend will be paid on 1 October 2004 to shareholders on the register on 10 September 2004.

Strategic Progress

In June, Exel announced a £328m recommended cash offer for Tibbett & Britten. The Group believes the acquisition will complement its contract logistics and freight management operations. The addition of Tibbett & Britten's activities in the Americas, Asia Pacific and Europe will address strategic objectives to strengthen Exel's operations in emerging markets, as well as enhancing the Group's position in the consumer and non-food retail sectors. Exel should also be able to realise significant cost savings. Looking to the longer-term, opportunities to cross-sell freight management services, including both air and seafreight solutions to non-food retail customers, will reinforce the Group's growth potential.

In June, Exel also announced the completion of the Fujitsu Logistics (FJL) acquisition. FJL provides a range of logistics services to Fujitsu's companies in Japan and in 2003 had turnover of £200m (Y38bn). The transaction is supported by a five-year outsourcing agreement under which Exel will continue to provide domestic logistics services to Fujitsu utilising the acquired infrastructure. For Exel, this acquisition is an important part of its strategy to build its contract logistics business across Asia Pacific and to strengthen its position in the important Japanese market, one of the largest economies in the world. FJL provides a significant platform for the expansion of Exel's strong international forwarding presence into the Japanese domestic logistics market and will more than triple the size of Exel's current operations in Japan.

New business gains in the period have also been strong with the Group securing £450m of annualised turnover. Within this, contract logistics gains were £250m and

freight management were £200m. New contract logistics business, net of losses, was £170m, or roughly 12% of current contract logistics activities and net new freight management gains were around £90m.

Prospects

In the first six months of 2004, Exel delivered good turnover and steady profit growth and generated strong free cash flows, reflecting solid cash conversion and the proceeds from the partial disposal of its Sirva Inc investment. At the same time, Exel made good progress with the implementation of its growth strategy through strengthening its customer relationships, securing new business and integrating complementary acquisitions to align the business with emerging growth opportunities.

Exel's recent acquisition programme will provide significant opportunities for the Group to enhance its competitive advantage. Combined with improved economic conditions in most regions of the world and with positive trends in trading, Exel believes it is well positioned to make good underlying progress in 2004.

Review of Operations

Note: Unless otherwise stated, the 2003 turnover and operating profit figures are translated using 2004 average exchange rates.

Europe, Middle East and Africa

Contract Logistics

Exel made progress in the first six months of 2004 with the development of its contract logistics operations in Europe, Middle East and Africa (EMEA). Turnover increased by 14.8% to £945m (2003: £823m) and profit by 3.9% to £18.5m (2003: £17.8m). The region benefited from the four consumer, retail and healthcare acquisitions made in 2003: Power Logistics (UK, completed in July), Transbeynak (Turkey, October), Cappelletti (Italy, December) and Pharma Logistics (Italy and Belgium, December). In addition, strong new contract gains in the last 12 months contributed to good turnover growth. The improved profit from Exel's retail and consumer sectors was held back by lower returns from Tradeteam and UK industrial operations, the exit from a loss making contract in Belgium and the £1.5m adverse impact of changes in pension service cost assumptions.

In the European **retail** sector there were new business gains with Comet, Habitat, JD Wetherspoon, MFI, Somerfield and Threshers. Exel made further progress with its Radio Frequency Identification (RFID) capabilities, opening a new dedicated research

centre in the UK as well as increasing the scope of trials with House of Fraser. The Group further developed its reverse logistics services in the UK, building on similar successful activities in the US. Exel's position in the European **consumer** market was enhanced by the integration of Cappelletti in Italy and new business gains in the UK with Unilever. In the **healthcare** sector, Pharma Logistics made a good contribution to the Group in its first six months and Exel secured additional licences to operate new pharmaceutical facilities near Barcelona in Spain and Dublin in Ireland. Exel's European **automotive** operations also made progress, helped by providing additional services for Saab in Scandinavia, as well as renewing the major lead logistics partnership with Ford. **Technology** activities benefited from the incremental revenues generated by the multi-user secure facility currently used by Philips and ASML for semiconductors at Eindhoven in The Netherlands. UK industrial activities performed behind expectations. Special Products activities in the UK improved profitability despite reduced turnover from contract losses.

Freight Management

European operations made strong progress on the back of good volume growth and improved efficiency. Turnover increased by 9.9% to £420m (2003: £382m) and operating profit increased by 107.3% to £8.5m (2003: £4.1m).

International export airweight grew by 11% in the first half of 2004, compared to the same period in 2003. Firm pricing and operating efficiencies contributed to improved profit. Particularly good performances were recorded in France, Italy, Spain, Sweden and Africa. Exel's activities in Belgium, Germany, Central and Eastern Europe also made progress. Major new airfreight business included gains with EADS, Edwards Lifesciences and HP. Exel's international courier activities performed well ahead of the same period in 2003.

Americas

Contract Logistics

Exel's operations in the Americas made significant further progress. Turnover increased by 15.0% to £411m (2003: £358m) and profit increased by 17.5% to £22.8m (2003: £19.4m). Margins remained healthy at 5.5% (2003: 5.4%). Growth was supported by strong performances in the US automotive, chemical and healthcare sectors along with the continued development of Exel's operations in Latin America.

In the Americas, Exel added new **retail** business with Carrefour in Brazil, Best Buy and Sears in the US. In the **consumer** sector gains included Clorox and SC Johnson. The

acquisition of Unidock's in July 2003 helped establish a strong **healthcare** platform for expansion in Brazil, contributing to year-on-year growth. Progress across Exel's **automotive** operations has also been good with the Group securing new business with Continental Tire and Ford, as well as being named DaimlerChrysler's lead logistics partner in North America. Steady performance in **technology** was helped by new contracts with Samsung and Sun Microsystems. The **chemical** and **industrial** operations in the US made progress, on the back of new business gains in 2003 and improved operational performance.

Freight Management

Performance from Exel's freight management activities in the Americas reflected the improved international airfreight market, offset by around £1m of costs related to the operational improvement initiatives in the domestic expedited air and ground activities and margin underperformance in the road and railfreight brokering operations in the US. Overall, turnover increased by 8.3% to £372m (2003: £344m) and the operations made a net loss of £(1.2)m (2003: profit of £1.9m).

International airweight increased by 20% and, together with a solid performance from the more modest seafreight operations in the region, contributed to good progress across international activities, particularly in Canada, Mexico and Latin America. Major new international airfreight business included gains with Levi Strauss, Mölnlycke and Samsung. In weak automotive freight markets, FX Coughlin performed behind expectations. Volumes across Exel's US road and railfreight brokering operation were positive and as a result overall revenues increased. Profitability remained below expectations due to some margin pressure and very tight railfreight capacity. New business included Coca Cola, Frito-Lay, Hitachi, International Paper and Mitsubishi.

During the first six months of 2004, actions have been taken to integrate the US domestic expedited air and ground and international operations to reduce overhead and operating costs. So far this has resulted in a headcount reduction of over 110 and the closure of 14 locations. To date, the expedited market has remained weak, in particular with technology customers who continue to restrict the use of premium services. As a result, the current cost reductions are being offset by weak trading. Looking forward, further cost reductions will be achieved in the second half of 2004, with the integration of systems completed in the first half of 2005. The second half performance of the Americas freight management business is expected to be significantly ahead of both the first half of 2004 and the same period in 2003.

Asia Pacific

Contract Logistics

Operations in Asia Pacific generated strong growth. Turnover increased by 59.7% to £76m (2003: £48m), profit increased by 68.8% to £2.7m (2003: £1.6m) and margins improved slightly to 3.5% (2003: 3.4%). Operations in Australia, India, Indonesia, Korea, New Zealand, the Philippines and Singapore made good progress implementing new business or expanding existing customer relationships. Exel's operations in Japan will be significantly strengthened by the acquisition of Fujitsu Logistics in June. This well developed logistics business should be an effective platform for the further expansion of Exel's presence in the country over the next few years. New business in Asia Pacific included **retail** operations with Matahari in Indonesia, Exel's first **consumer** contract with Unilever in China, **technology** activities with HP in Shanghai and Philips in the Philippines and a new **healthcare** service with GlaxoSmithKline in Australia.

Freight Management

Asia Pacific freight management activities delivered strong turnover growth of 27.9% to £334m (2003: £261m). Operational costs and consolidation efficiencies were under pressure, reflecting tight cargo capacity and the net effect of increased fuel surcharges which was disproportionately higher in the Asia Pacific region. As a result, operating profit increased by only 0.6% to £15.5m (2003: £15.4m).

Airweight across the region increased by 22%. Particularly good weight and revenue growth was achieved in Hong Kong and Singapore where cost pressures were greatest due to limited airfreight capacity. Exel's freight management operations in Australia, China, Malaysia, Philippines and Taiwan all made solid profit progress, due in part to better capacity and cost dynamics. Major new airfreight business included gains with Braun, Lexmark, Toshiba and Vantec.

Airfreight – a global snapshot

Airweight growth across Exel's international airfreight operations was strong, up 18% overall with Europe up 11%, the Americas up 20% and Asia Pacific up 22%. Airfreight unit costs increased, reflecting restrictions in capacity, primarily on routes within and out of the Asia Pacific region. Fuel surcharges were also a strong feature of the first six months, accounting for a 2% increase in turnover. As in previous periods, recovery of additional costs from customers has been good with over 90% recovered during the first six months of the year. However the magnitude of surcharges overall led to an adverse impact of approximately £2.2m, principally in Asia Pacific.

Seafreight – a global snapshot

Seafreight markets have been strong with underlying full container load volumes increasing by an estimated 12% through to the end of May (source: Drewry). On the same basis Exel's purchased and managed container activities increased by 28%. Within this, Exel's brokered container volumes also increased by 30%. As a result Exel's seafreight turnover increased by 19% to £170m, up 26% at constant currencies. Consolidation services remain a key part of Exel's seafreight growth with gross profits improving by around 36%, led by strong growth in Asia Pacific. Progress was also made developing operations in Brazil, India and Taiwan, albeit from a modest base. New business gains included contracts for seafreight services from UK retailers House of Fraser, MFI and WH Smith, as well as new business with Motorola.

Environmental

Turnover from Cory Environmental, Exel's UK-based waste management business, increased by 8.6% to £63m (2003: £58m) and operating profit increased by 9.0% to £7.3m (2003: £6.7m). On an organic basis, turnover grew 7.8% and operating profit rose 6.0%. Improved underlying markets and contributions from the packaging services business acquired last year helped enhance returns.

Landfill activities during the first six months of 2004 remained strong, with average prices for commercial and industrial wastes ahead of last year. In the second half, Cory plans to open a new landfill site at Greatness in Kent which will contribute to future revenue growth.

Cory's municipal services business performed well. Increased activity at Milton Keynes included an interim contract to manage a materials recycling facility which enhanced profits. Cory extended its contract in Carrick for seven years to include new recycling services.

Independent review report to Exel plc

Introduction
We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the group profit and loss account, group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, group balance sheet, group statement of total recognised gains and losses and the related notes 1 to 10. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities
The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed
We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
London
29 July 2004

Group profit and loss account (unaudited)

For the six months ended 30 June 2004	Note	**Six months ended 30.6.04 £m**	Six months ended 30.6.03 £m	Year ended 31.12.03 £m
Turnover				
Continuing operations		**2,604.1**	2,390.5	5,068.2
Acquisitions		**17.0**	-	-
Group and share of joint ventures' turnover	5	**2,621.1**	2,390.5	5,068.2
Less: share of joint ventures' turnover		**(45.0)**	(37.6)	(81.7)
Group turnover		**2,576.1**	2,352.9	4,986.5
Operating profit				
Continuing operations		**57.9**	58.3	125.1
Acquisitions		**0.3**	-	-
Underlying operating profit[1]		**74.1**	71.7	154.4
Goodwill amortisation		**(15.9)**	(13.4)	(29.3)
Total operating profit	5	**58.2**	58.3	125.1
Loss on termination and disposals of discontinued operations	6	**-**	(0.6)	(11.8)
Loss on termination of businesses in continuing operations	6	**-**	-	(2.0)
Profit on disposals of fixed assets in continuing operations	6	**49.0**	1.5	7.6
Profit on ordinary activities before finance income		**107.2**	59.2	118.9
Income from other fixed asset investments				
On ordinary activities		**0.1**	-	2.4
Exceptional income	6	**-**	-	6.3
Net interest		**(2.0)**	(4.7)	(8.4)
Net return on pension schemes		**18.2**	15.2	29.8
Underlying profit before tax[1]		**72.2**	67.0	148.4
Goodwill amortisation		**(15.9)**	(13.4)	(29.3)
Exceptional items	6	**49.0**	0.9	0.1
Net return on pension schemes		**18.2**	15.2	29.8
Profit on ordinary activities before taxation		**123.5**	69.7	149.0
Tax on profit on ordinary activities	7	**(23.6)**	(22.9)	(45.9)
Profit on ordinary activities after taxation		**99.9**	46.8	103.1
Equity minority interests		**(1.5)**	(2.6)	(6.2)
Profit for the financial period		**98.4**	44.2	96.9
Dividends	8	**(25.1)**	(23.2)	(72.9)
Transferred to reserves	10	**73.3**	21.0	24.0

		Pence	Pence	Pence
Basic earnings per share				
On profit for the financial period	9	**33.3**	15.0	32.8
On underlying profit[1] for the period	9	**16.9**	15.4	34.1
Diluted earnings per share				
On profit for the financial period	9	**33.1**	14.9	32.7
On underlying profit[1] for the period	9	**16.8**	15.3	33.9

[1] Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax, where applicable.

Group cash flow statement (unaudited)

For the six months ended 30 June 2004	Six months ended 30.6.04 £m	Six months ended 30.6.03 (restated) £m	Year ended 31.12.03 £m
Net cash inflow from operating activities	**78.7**	107.9	302.8
Dividends received from joint ventures and associates	**-**	0.2	2.9
Net cash outflow for returns on investments and servicing of finance	**(3.1)**	(8.5)	(5.3)
Taxation	**(21.8)**	(25.3)	(50.1)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(47.7)**	(49.4)	(109.7)
Purchase of investments	**(19.3)**	(7.0)	(6.9)
Sale of tangible fixed assets	**18.9**	13.6	33.3
Sale of investments	**72.5**	-	26.0
Net cash inflow/(outflow) for capital expenditure and financial investment	**24.4**	(42.8)	(57.3)
Free cash flow	**78.2**	31.5	193.0
Net cash outflow for acquisitions and disposals			
Purchase of businesses	**(54.5)**	(14.1)	(110.5)
Equity dividends paid	**(49.7)**	(45.2)	(68.4)
Net cash (outflow)/inflow before the use of liquid resources and financing	**(26.0)**	(27.8)	14.1
Net cash inflow from management of liquid resources	**7.0**	15.4	7.9
Net cash inflow/(outflow) from financing	**11.5**	(3.9)	(77.4)
Decrease in cash	**(7.5)**	(16.3)	(55.4)

Reconciliation of operating profit to operating cash flow (unaudited)

Operating profit	**58.2**	58.3	125.1
Share of profit of joint ventures and associates	**(1.6)**	(1.7)	(4.1)
Group operating profit	**56.6**	56.6	121.0
Depreciation and amortisation	**65.9**	64.0	133.0
Loss on sale of tangible fixed assets	**0.3**	0.4	1.7
Pension service costs non-cash	**19.9**	20.0	42.1
Executive share option schemes accrual non-cash	**1.2**	0.4	0.2
Movements in provisions	**(4.4)**	2.8	8.2
Movements in working capital	**(60.8)**	(36.3)	(3.4)
Net cash inflow from operating activities	**78.7**	107.9	302.8

Reconciliation of net cash flow to movement in net debt (unaudited)

	Six months ended 30.6.04 £m	Six months ended 30.6.03 £m	Year ended 31.12.03 £m
Decrease in cash	**(7.5)**	(16.3)	(55.4)
Cash outflow from change in debt	**10.7**	5.6	78.5
Cash inflow from change in liquid resources	**(7.0)**	(15.4)	(7.9)
Change in net debt resulting from cash flows	**(3.8)**	(26.1)	15.2
Arising on acquisitions	**(2.6)**	-	(24.4)
Non-cash movements	**3.5**	2.1	10.6
Movement in net debt	**(2.9)**	(24.0)	1.4
Net debt at 1 January	**(152.3)**	(153.7)	(153.7)
Net debt at end of period	**(155.2)**	(177.7)	(152.3)

Analysis of net debt	30.06.04 £m	30.06.03 £m	31.12.03 £m
Cash at bank and in hand	**80.1**	127.3	92.0
Overdrafts	**(17.5)**	(15.6)	(18.7)
Loans	**(206.7)**	(275.7)	(219.6)
Finance leases	**(16.4)**	(19.1)	(18.3)
Current asset investments	**5.3**	5.4	12.3
	(155.2)	(177.7)	(152.3)

Group balance sheet (unaudited)

At 30 June 2004	Note	30.6.04 £m	30.6.03 (restated) £m	31.12.03 £m
Fixed assets				
Intangible assets – goodwill		**477.4**	399.3	483.9
Tangible assets		**524.7**	572.5	547.4
Investments		**49.7**	37.0	24.8
		1,051.8	1,008.8	1,056.1
Current assets				
Stocks		**8.4**	8.2	10.9
Debtors				
Amounts falling due within one year		**996.0**	896.9	1,003.5
Amounts falling due after more than one year		**34.7**	24.1	31.1
Current asset investments		**5.3**	5.4	12.3
Cash at bank and in hand		**80.1**	127.3	92.0
		1,124.5	1,061.9	1,149.8
Creditors: amounts falling due within one year				
Short-term borrowings		**(50.4)**	(35.4)	(58.6)
Other creditors		**(1,052.7)**	(973.3)	(1,138.7)
Net current assets/(liabilities)		**21.4**	53.2	(47.5)
Total assets less current liabilities		**1,073.2**	1,062.0	1,008.6
Creditors: amounts falling due after more than one year				
Long-term borrowings		**(190.2)**	(275.0)	(198.0)
Other creditors		**(16.7)**	(4.5)	(9.8)
Provisions for liabilities and charges		**(130.0)**	(116.7)	(135.2)
Total net assets excluding pension assets and liabilities		**736.3**	665.8	665.6
Net pension assets and liabilities		**53.2**	38.0	53.7
		789.5	703.8	719.3
Equity shareholders' funds				
Capital and reserves		**795.9**	706.5	723.9
Own shares		**(25.1)**	(22.4)	(21.9)
	10	**770.8**	684.1	702.0
Equity minority interests		**18.7**	19.7	17.3
		789.5	703.8	719.3
Net debt		**(155.2)**	(177.7)	(152.3)
Gearing		**20.1%**	26.0%	21.7%
Gearing – excluding net pension assets and liabilities		**21.6%**	27.5%	23.5%

Group statement of total recognised gains and losses (unaudited)

For the six months ended 30 June 2004	**Six months ended 30.6.04 £m**	Six months ended 30.6.03 £m	Year ended 31.12.03 £m
Profit for the financial period	**98.4**	44.2	96.9
Actuarial gain recognised on the pension schemes	**-**	-	27.8
Deferred tax relating to actuarial gain on the pension schemes	**-**	-	(8.1)
Exchange differences	**(2.7)**	(3.6)	(10.4)
Tax on exchange differences	**-**	-	0.4
Total recognised gains and losses relating to the period	***95.7***	40.6	106.6

Notes to the Interim Report (unaudited)

1 The Interim Report

The Interim Report was approved by the Board on 29 July 2004. The financial information set out in the Interim Report is unaudited but has been reviewed by the Auditors and their report to the Company is set out on page 12.

2 Accounting policies

The interim financial statements have been prepared on the basis of the accounting policies set out in the 2003 financial statements of Exel plc. The taxation charge is based on the estimated effective rate for the full year.

The Group adopted UITF 38 'Accounting for ESOP trusts' in its 2003 financial statements. Accordingly, the balance sheet and cash flow statement for the six months ended 30 June 2003 have been restated.

3 Statutory group financial statements

The accounts for the year ended 31 December 2003 set out within this report are not the Group's statutory financial statements. Statutory group financial statements for Exel plc for the year ended 31 December 2003, on which the Auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

4 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average			Period end		
	Six months ended 30.6.04	Six months ended 30.6.03	Year ended 31.12.03	**30.6.04**	30.6.03	31.12.03
US dollar	**1.81**	1.61	1.64	**1.82**	1.66	1.78
Euro	**1.48**	1.47	1.45	**1.50**	1.45	1.42
Singapore dollar	**3.08**	2.82	2.85	**3.12**	2.91	3.02

Notes to the Interim Report (unaudited) continued

5 Segmental information

Analysis of change in turnover

	Six months ended 30.6.03 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	Six months ended 30.06.04 £m
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	632.0	(0.2)	-	29.3	37.6	6.0 %	**698.7**
Continental Europe and Africa	192.4	(1.6)	-	39.3	15.7	8.2 %	**245.8**
	824.4	(1.8)	-	68.6	53.3	6.5 %	**944.5**
Freight management							
UK and Ireland	109.8	(0.1)	-	-	9.4	8.6 %	**119.1**
Continental Europe and Africa	275.2	(3.1)	-	0.5	28.0	10.3 %	**300.6**
	385.0	(3.2)	-	0.5	37.4	9.8 %	**419.7**
Europe, Middle East and Africa	1,209.4	(5.0)	-	69.1	90.7	7.5 %	**1,364.2**
Americas							
Contract logistics	402.3	(44.5)	-	7.0	46.6	13.0 %	**411.4**
Freight management	387.1	(43.2)	-	-	28.4	8.3 %	**372.3**
	789.4	(87.7)	-	7.0	75.0	10.7 %	**783.7**
Asia Pacific							
Contract logistics	48.9	(1.2)	17.0	-	11.5	24.1 %	**76.2**
Freight management	284.8	(23.6)	-	-	72.8	27.9 %	**334.0**
	333.7	(24.8)	17.0	-	84.3	27.3 %	**410.2**
Total logistics							
Contract logistics	1,275.6	(47.5)	17.0	75.6	111.4	9.1 %	**1,432.1**
Freight management	1,056.9	(70.0)	-	0.5	138.6	14.0 %	**1,126.0**
	2,332.5	(117.5)	17.0	76.1	250.0	11.3 %	**2,558.1**
Environmental	58.0	-	-	0.5	4.5	7.8 %	**63.0**
Total	**2,390.5**	**(117.5)**	**17.0**	**76.6**	**254.5**	**11.2 %**	**2,621.1**

Description of Exel's segmental analysis
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just-in-time services, sub-assembly and other value added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

Notes to the Interim Report (unaudited) continued

5 Segmental information continued

Analysis of change in operating profit before goodwill amortisation

	Six months ended 30.6.03 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %		Six months ended 30.6.04 £m
Europe, Middle East and Africa								
Contract logistics								
UK and Ireland	16.2	-	-	0.4	(2.3)	(14.2)	%	**14.3**
Continental Europe and Africa	1.6	-	-	5.3	(2.7)	(100+)	%	**4.2**
	17.8	-	-	5.7	(5.0)	(28.1)	%	**18.5**
Freight management								
UK and Ireland	1.4	-	-	-	0.2	14.3	%	**1.6**
Continental Europe and Africa	2.9	(0.2)	-	-	4.2	100+	%	**6.9**
	4.3	(0.2)	-	-	4.4	100+	%	**8.5**
Europe, Middle East and Africa	22.1	(0.2)	-	5.7	(0.6)	(2.7)	%	**27.0**
Americas								
Contract logistics	22.2	(2.8)	-	0.9	2.5	12.9	%	**22.8**
Freight management	2.2	(0.3)	-	-	(3.1)	(100+)	%	**(1.2)**
	24.4	(3.1)	-	0.9	(0.6)	(2.8)	%	**21.6**
Asia Pacific								
Contract logistics	1.7	(0.1)	0.4	-	0.7	43.8	%	**2.7**
Freight management	16.8	(1.4)	-	-	0.1	0.6	%	**15.5**
	18.5	(1.5)	0.4	-	0.8	4.7	%	**18.2**
Total logistics								
Contract logistics	41.7	(2.9)	0.4	6.6	(1.8)	(4.6)	%	**44.0**
Freight management	23.3	(1.9)	-	-	1.4	6.5	%	**22.8**
	65.0	(4.8)	0.4	6.6	(0.4)	(0.7)	%	**66.8**
Environmental	6.7	-	-	0.2	0.4	6.0	%	**7.3**
Underlying operating profit	71.7	(4.8)	0.4	6.8	-	-		**74.1**
Goodwill amortisation	(13.4)	1.1	(0.1)	(3.5)	-	-		**(15.9)**
Total	**58.3**	**(3.7)**	**0.3**	**3.3**	-	-		**58.2**

Notes to the Interim Report (unaudited) continued

5 Segmental information continued

By business sector

	Turnover			Operating profit before goodwill amortisation		
	Six months ended 30.6.04 £m	Six months ended 30.6.03 £m	Year ended 31.12.03 £m	**Six months ended 30.6.04 £m**	Six months ended 30.6.03 £m	Year ended 31.12.03 £m
Europe, Middle East and Africa						
Contract logistics						
UK and Ireland	**698.7**	632.0	1,376.9	**14.3**	16.2	35.1
Continental Europe and Africa	**245.8**	192.4	411.8	**4.2**	1.6	6.3
	944.5	824.4	1,788.7	**18.5**	17.8	41.4
Freight management						
UK and Ireland	**119.1**	109.8	219.7	**1.6**	1.4	2.9
Continental Europe and Africa	**300.6**	275.2	567.6	**6.9**	2.9	11.3
	419.7	385.0	787.3	**8.5**	4.3	14.2
Europe, Middle East and Africa	**1,364.2**	1,209.4	2,576.0	**27.0**	22.1	55.6
Americas						
Contract logistics	**411.4**	402.3	826.9	**22.8**	22.2	44.5
Freight management	**372.3**	387.1	803.9	**(1.2)**	2.2	2.6
	783.7	789.4	1,630.8	**21.6**	24.4	47.1
Asia Pacific						
Contract logistics	**76.2**	48.9	104.8	**2.7**	1.7	3.1
Freight management	**334.0**	284.8	645.3	**15.5**	16.8	34.4
	410.2	333.7	750.1	**18.2**	18.5	37.5
Total logistics						
Contract logistics	**1,432.1**	1,275.6	2,720.4	**44.0**	41.7	89.0
Freight management	**1,126.0**	1,056.9	2,236.5	**22.8**	23.3	51.2
	2,558.1	2,332.5	4,956.9	**66.8**	65.0	140.2
Environmental	**63.0**	58.0	111.3	**7.3**	6.7	14.2
Continuing operations	**2,621.1**	2,390.5	5,068.2	**74.1**	71.7	154.4
Goodwill amortisation	**-**	-	-	**(15.9)**	(13.4)	(29.3)
Total	**2,621.1**	2,390.5	5,068.2	**58.2**	58.3	125.1

Notes to the Interim Report (unaudited) continued

6 Exceptional items

	Six months ended 30.6.04 £m	Six months ended 30.6.03 £m	Year ended 31.12.03 £m
Loss on termination and disposals of discontinued operations	**-**	(0.6)	(11.8)
Loss on termination of businesses in continuing operations	**-**	-	(2.0)
Profit on disposals of fixed assets in continuing operations			
Profit on disposal of investments	**49.6**	-	8.6
Amounts written back to investments	**-**	-	9.5
Amounts written off investments	**-**	-	(2.1)
Profit on disposal of tangible fixed assets	**0.8**	2.8	4.8
Loss on disposal of tangible fixed assets	**(1.4)**	(1.3)	(13.2)
	49.0	1.5	7.6
Exceptional finance income			
Arrears of preference dividends	**-**	-	6.3
Exceptional items (net)	**49.0**	0.9	0.1

7 Tax on profit on ordinary activities

	Six months ended 30.6.04 £m	Six months ended 30.6.03 £m	Year ended 31.12.03 £m
Analysis of tax charge			
UK tax	**10.9**	9.9	13.2
Foreign tax	**12.7**	13.0	32.7
Tax on profit on ordinary activities	**23.6**	22.9	45.9
The tax charge is analysed as follows:			
On ordinary activities before exceptional items and net return on pension schemes	**20.2**	19.0	41.6
On net return on pension schemes	**5.5**	4.6	8.9
On exceptional items	**(2.1)**	(0.7)	(4.6)
	23.6	22.9	45.9

8 Dividends

	Six months ended 30.6.04 pence	Six months ended 30.6.03 pence	Year ended 31.12.03 pence
Dividend per share			
Interim	**8.5**	7.9	7.9
Final	**-**	-	16.8
	8.5	7.9	24.7

Notes to the Interim Report (unaudited) continued

9 Earnings per share

	Six months ended 30.6.04 £m	Six months ended 30.6.03 £m	Year ended 31.12.03 £m
Profit for the financial period	**98.4**	44.2	96.9
Add back			
Goodwill amortisation	**15.9**	13.4	29.3
Exceptional items	**(49.0)**	(0.9)	(0.1)
Tax on exceptional items	**(2.1)**	(0.7)	(4.6)
Minority interests on exceptional items	**(0.5)**	-	-
Net return on pension schemes	**(18.2)**	(15.2)	(29.8)
Tax on net return on pension schemes	**5.5**	4.6	8.9
Underlying profit[1] for the financial period	**50.0**	45.4	100.6
Add back			
Non-cash pension costs	**19.9**	20.0	42.1
Tax on non-cash pension costs	**(6.0)**	(6.0)	(12.6)
Underlying profit[1] before non-cash pension costs	**63.9**	59.4	130.1
Basic earnings per share (pence)			
On profit for the financial period	**33.3**	15.0	32.8
On underlying profit[1] for the financial period	**16.9**	15.4	34.1
On underlying profit[1] before non-cash pension costs	**21.6**	20.1	44.1
Diluted earnings per share (pence)			
On profit for the financial period	**33.1**	14.9	32.7
On underlying profit[1] for the financial period	**16.8**	15.3	33.9
On underlying profit[1] before non-cash pension costs	**21.5**	20.0	43.8
Weighted average number of shares (millions)			
Basic average number of shares	**295.2**	295.3	295.3
Dilutive potential ordinary shares	**1.7**	1.8	1.4
Diluted average number of shares	**296.9**	297.1	296.7

[1] Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax, where applicable.

Notes to the Interim Report (unaudited) continued

10 Movements in shareholders' funds

	Six months ended 30.6.04 £m	Six months ended 30.6.03 (restated) £m	Year ended 31.12.03 £m
Profit for the financial period	**98.4**	44.2	96.9
Dividends	**(25.1)**	(23.2)	(72.9)
	73.3	21.0	24.0
Shares allotted	**0.2**	0.2	1.5
Movement in own shares	**(3.2)**	(3.5)	(3.0)
Executive share option schemes accrual	**1.2**	0.4	0.2
Actuarial gain recognised on the pension schemes	**-**	-	27.8
Deferred tax relating to actuarial gain on the pension schemes	**-**	-	(8.1)
Exchange differences	**(2.7)**	(3.6)	(10.4)
Tax on exchange differences	**-**	-	0.4
Movements in shareholders' funds	**68.8**	14.5	32.4
At 1 January	**702.0**	669.6	669.6
Shareholders' funds at end of period	**770.8**	684.1	702.0

PR NUK-290704 1911-D1D7

Exel

Press Information

EXEL WINS £150 MILLION, FIVE-YEAR CONTRACT WITH NISA-TODAY'S
Second contract with independent retail group

(London, UK – 30 July 2004) Exel, the global leader in supply chain management, has won a five-year, £150 million contract with Nisa-Today's, the UK's largest buying consortium for independent retail and wholesale companies. Exel will provide a complete temperature-controlled supply and distribution service to Nisa-Today's 3,500 stores across Southern England and manage a new, 80,000 sq ft, multi-temperature, distribution centre (DC) in Harlow, Essex. The contract reflects Nisa-Today's drive to increase its share in the UK convenience store market and builds upon a 15-year relationship between the two organisations, including the Company's successful management of Nisa-Today's DC in Stoke-on-Trent.

The new DC will increase the capacity of Nisa-Today's UK transport and distribution network and is the latest step in improving its supply chain. It also supports the nationwide expansion of its Premier Service of deliveries from three days to six days-a-week. For Nisa-Today's, committing to new logistics processes is critical in reaching a 10-15% per annum growth in business and competing with the large, multiple retailers who are penetrating the convenience store market.

The operation at Harlow will replicate operations at the Stoke-on-Trent DC. Exel will use the SC Manager warehouse management system and voice-picking technology that, in just 12 months, increased warehouse productivity by 10% and pick accuracy levels to 99.8% at the Stoke-on-Trent DC. Overall, the volumes handled by Exel on behalf of Nisa-Today's will now rise by 11 million cases per annum to 37 million by the end of 2006.

"Our experience with Exel has been that it does not just deliver on its promises but adds value by working in partnership to support our business strategy," said Stephen Hunter, Managing Director of Logistics at Nisa-Today's.

"This is particularly important to us at a time when our business is growing rapidly and we need to manage our warehousing and transport operation to handle increased service levels with continued quality assurance and without increased costs."

Both companies are placing great emphasis on a seamless migration of Nisa-Today's customers to the new facility and this move will be phased over several months. Once volumes have been transferred, there will be the potential for new product ranges to be introduced to the Stoke facility.

"Our partnership has enabled Nisa-Today's to extend its service and product offering, cost-effectively, at a time of significant expansion and greater competition," said Simon Payne, Business Unit Director at Exel. "Now, our preparations for the new centre, as well as for the future operation at Stoke, are focused on ensuring that we continue to provide Nisa-Today's with a platform for successful growth."

-ends-

For more information, please contact:

Sarah Jones
+44 (0)1908 244306
sarah.jones@exel.com

Alex Ingram
+44 (0)207 209 2196
alex@aiconsulting.co.uk

Notes to Editors - about Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with turnover of £5.1 billion (US$8.3 billion/euros 7.4 billion), employs over 74,000 people in 1,600 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com

14:12 03 Aug PRN-REG-Exel PLC<EXL.L> Offer Update

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE 3 August 2004

Recommended Cash Offer

by

UBS Limited on behalf of Exel plc for

Tibbett & Britten Group plc

OFFER DECLARED WHOLLY UNCONDITIONAL

The Board of Exel announces that the Offer has been declared unconditional as to acceptances and, as all of the conditions of the Offer as set out in the Offer Document dated 22 June 2004 have now been satisfied or waived, the Offer is declared wholly unconditional. The Offer, including the Loan Note Alternative, remains open for acceptance until further notice.

John Allan, Chief Executive of Exel, said: "We are delighted to be in a position to declare the Offer wholly unconditional. We are grateful for the support of the Directors, management and staff of Tibbett & Britten and we look forward to growing and developing the combined group for many years to come."

Competition clearances

On 2 July 2004, Exel filed Notifications under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the HSR Act). As Exel has received no notification of extension, the HSR Act waiting period expired yesterday, 2 August 2004.

The European Commission has today unconditionally approved Exel's acquisition of Tibbett & Britten.

Level of Acceptances/Shares owned or controlled by Exel

At 3.00 p.m. (London time) on 2 August 2004, Exel had received valid acceptances of the Offer in respect of a total of 24,842,242 Tibbett & Britten

Shares, representing approximately 51.97 per cent. of the issued ordinary share capital of Tibbett & Britten.

Prior to the commencement of the Offer Period, Exel and its subsidiaries owned 10 Tibbett & Britten Shares and Exel has since acquired 4,860,000 Tibbett & Britten Shares, which, in aggregate, represent approximately 9.99 per cent. of the issued ordinary share capital of Tibbett & Britten.

Accordingly, Exel now owns or controls, or has received valid acceptances of the Offer, in respect of a total of 29,702,252 Tibbett & Britten Shares, representing approximately 61.06 per cent. of the issued ordinary share capital of Tibbett & Britten.

Consideration/Acceptance of the Offer

Since sufficient elections have been received, Loan Notes will be issued to Tibbett & Britten Shareholders who have elected to receive them.

Consideration payable under the Offer will be dispatched (in the manner set out in the Offer Document) by 17 August 2004 to those Tibbett & Britten Shareholders in respect of whom valid acceptances have already been received. Consideration in respect of valid acceptances of the Offer received from today onwards will be dispatched to accepting Tibbett & Britten Shareholders within 14 days of such receipt.

Tibbett & Britten Shareholders who wish to accept the Offer, and who have not done so, should complete their Forms of Acceptance, in accordance with the instructions set out in the Offer Document and in the Form of Acceptance, whether or not their Tibbett & Britten Shares are in CREST, and return them as soon as possible, to the receiving agents to the Offer, Lloyds TSB Registrars, The Causeway, Worthing, West Sussex BN99 6DA or by hand only (during normal business hours only) to Lloyds TSB Registrars, Princess House, 1 Suffolk Lane, London EC4R 0AX.

Compulsory Acquisition and De-listing

As described in the Offer Document, as and when Exel receives acceptances in respect of 90 per cent. or more of the Tibbett & Britten Shares, Exel intends to exercise its rights pursuant to the provisions of Section 428 to 430F (inclusive) of the Companies Act to acquire compulsorily the remaining Tibbett & Britten Shares on the same terms as the Offer.

Exel intends to procure that Tibbett & Britten applies to the UK Listing

Exel intends to procure that Tibbett & Britten applies to the UK Listing Authority for the cancellation of the listing of Tibbett & Britten Shares on the Official List and to the London Stock Exchange for the cancellation of trading of the Tibbett & Britten Shares on the London Stock Exchange's market for listed securities. It is anticipated that the cancellation of Tibbett & Britten's listing and admission to trading will take effect on the expiry of the six week period from the date on which Exel commences the compulsory acquisition procedure.

The Offer remains subject to the terms and conditions set out in the Offer Document.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

Enquiries

Exel Telephone +44 1344 744 409
Duncan Magrath

UBS Telephone +44 20 7567 8000
Melanie Gee
Alistair Defriez
Ian Bonnor-Moris

Cazenove Telephone +44 20 7588 2828
Michael Wentworth-Stanley
Malcolm Moir

The Maitland Consultancy Telephone +44 20 7379 5151
Angus Maitland
Lydia Pretzlik

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and cannot be accepted by any such use, means or instrumentality or facility from or within the United States, Canada, Australia or Japan.

UBS, which is regulated in the United Kingdom by the Financial Services

Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer or any matter referred to herein.

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer or any matter referred to herein.

END

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[EXL.L\c]

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<EXL.L>

Tuesday, 3 August 2004 14:12:48
PRN [nPRH1D696]

16:48 03 Aug RNS-REG-Tibbett & Britten <TBG.. Directorate Change<EXL.L>

RNS Number:5946B
Tibbett & Britten Group PLC
03 August 2004

FOR IMMEDIATE RELEASE

3 August 2004

TIBBETT & BRITTEN GROUP PLC

DIRECTORATE CHANGE

The Board of Tibbet & Britten Group plc (the "Company") notes that the recommended offer for the Company by UBS Limited on behalf of Exel plc has today been declared unconditional in all respects.

With effect from the time that the Offer was declared wholly unconditional:

(a) John Harvey CBE, Mike Arrowsmith, Mark Whiteling, Saad Hammad, Mike Gardner and Bill Thomson all resigned from the board of directors of the Company;

(b) John Allan, John Coghlan, Paul Venables and Doug Evans were appointed to the board of directors of the Company.

It is expected that Robert Wood, who is currently away on holiday, will resign shortly.

John Allan is a director of Exel plc and of PHS Group plc and was a director of Wolseley plc from 1 June 1999 to 19 March 2004 and a director of Hamleys plc from 1 April 1996 until 31 March 2001. John Coghlan is a director of Exel plc and Yell Group plc. No other directorships of publicly quoted companies have been held by John Allan, John Coghlan, Paul Venables or Doug Evans in the past five years.

There are no matters relating to the appointment of these directors which need to be disclosed pursuant to Rule 16.4(b) of the Listing Rules.

END

ƎND

ƎOADXLFBZVBZBBQ

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[TBG.L\c] [EXL.L\c]

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Tuesday, 3 August 2004 16:48:51
RNS [nRNSC5946B]

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN OR INTO THE UNITED STATES, CANADA, AUSTRALIA OR JAPAN

FOR IMMEDIATE RELEASE 17 August 2004

Recommended Cash Offer

by

UBS Limited on behalf of Exel plc for

Tibbett & Britten Group plc

COMPULSORY ACQUISITION OF OUTSTANDING TIBBETT & BRITTEN SHARES

The board of Exel announces that at 3.00 p.m. (London time) on 17 August 2004 valid acceptances of the Offer have been received in respect of 90.58 per cent. in value of the Tibbett & Britten Shares to which the Offer relates. As such, Exel is entitled to exercise its rights pursuant to sections 428 to 430F of the Companies Act 1985 (the "Act") to compulsorily acquire all of the outstanding Tibbett & Britten Shares in respect of which valid acceptances have not been received.

Accordingly, compulsory acquisition notices pursuant to section 429(4) of the Act have today been despatched to the holders of Tibbett & Britten Shares who have not yet accepted the Offer. The transfer of the compulsorily acquired Tibbett & Britten Shares is expected to take place on 28 September 2004.

The Offer, including the Loan Note Alternative, will remain open for acceptance until further notice. Tibbett & Britten Shareholders who have not already done so are urged to accept the Offer as soon as possible rather than wait for their Tibbett & Britten Shares to be compulsorily acquired by Exel.

Exel intends to procure the making of an application by Tibbett & Britten to the UK Listing Authority for the cancellation of the listing of Tibbett & Britten Shares on the Official List and to the London Stock Exchange for the cancellation of trading of the Tibbett & Britten Shares with effect from 28 September 2004.

The Offer remains subject to the terms and conditions set out in the Offer Document dated 22 June 2004.

Words and expressions defined in the Offer Document shall have the same meaning when used in this announcement.

Enquiries

Exel Telephone +44 1344 744409
Duncan Magrath

UBS Telephone +44 20 7567 8000
Melanie Gee
Alistair Defriez
Ian Bonnor-Moris

Cazenove Telephone +44 20 7588 2828
Michael Wentworth-Stanley
Malcolm Moir

The Offer is not being made, directly or indirectly, in or into, or by use of the mails of, or by any means or instrumentality (including, without limitation, facsimile transmission, telex, telephone or e-mail) of interstate or foreign commerce of, or any facilities of a national securities exchange of, the United States, Canada, Australia or Japan or any other jurisdiction if to do so would constitute a violation of the relevant laws of such jurisdiction, and cannot be accepted by any such use, means or instrumentality or facility from or within the United States, Canada, Australia or Japan.

UBS, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of UBS nor for providing advice in relation to the Offer or any matter referred to herein.

Cazenove, which is regulated in the United Kingdom by the Financial Services Authority, is acting for Exel and for no one else in connection with the Offer and will not be responsible to anyone other than Exel for providing the protections afforded to clients of Cazenove nor for providing advice in relation to the Offer or any matter referred to herein.

END


70%
Customers include 70% of the world's largest companies

#1
European contract logistics provider

Strategic progress
In June, Exel announced a £328m recommended cash offer for Tibbett & Britten. The Group believes the acquisition will complement its contract logistics and freight management operations. The addition of Tibbett & Britten's activities in the Americas, Asia Pacific and Europe will address strategic objectives to strengthen Exel's operations in emerging markets, as well as enhancing the Group's position in the consumer and non-food retail sectors. Exel should also be able to realise significant cost savings. Looking to the longer-term, opportunities to cross-sell freight management services, including both air and seafreight solutions to non-food retail customers, will reinforce the Group's growth potential.

In June, Exel also announced the completion of the Fujitsu Logistics (FJL) acquisition. FJL provides a range of logistics services to Fujitsu's companies in Japan and in 2003 had turnover of £200m (¥38bn). The transaction is supported by a five-year outsourcing agreement under which Exel will continue to provide domestic logistics services to Fujitsu utilising the acquired infrastructure. For Exel, this acquisition is an important part of its strategy to build its contract logistics business across Asia Pacific and to strengthen its position in the important Japanese market, one of the largest economies in the world. FJL provides a significant platform for the expansion of Exel's strong international forwarding presence into the Japanese domestic logistics market and will more than triple the size of Exel's current operations in Japan.

New business gains in the period have also been strong with the Group securing £450m of annualised turnover. Within this, contract logistics gains were £250m and freight management were £200m. New contract logistics business, net of losses, was £170m, or roughly 12% of current contract logistics activities and net new freight management gains were around £90m.

Prospects
In the first six months of 2004, Exel delivered good turnover and steady profit growth and generated strong free cash flows, reflecting solid cash conversion and the proceeds from the partial disposal of its Sirva Inc investment. At the same time, Exel made good progress with the implementation of its growth strategy through strengthening its customer relationships, securing new business and integrating complementary acquisitions to align the business with emerging growth opportunities.

Exel's recent acquisition programme will provide significant opportunities for the Group to enhance its competitive advantage. Combined with improved economic conditions in most regions of the world and with positive trends in trading, Exel believes it is well positioned to make good underlying progress in 2004.

Review of operations
Note: Unless otherwise stated, the 2003 turnover and operating profit figures are translated using 2004 average exchange rates.

Europe, Middle East and Africa
Contract logistics
Exel made progress in the first six months of 2004 with the development of its contract logistics operations in Europe, Middle East and Africa (EMEA). Turnover increased by 14.8% to £945m (2003: £823m) and profit by 3.9% to £18.5m (2003: £17.8m). The region benefited from the four consumer, retail and healthcare acquisitions made in 2003: Power Logistics (UK, completed in July), Transbeynak (Turkey, October), Cappelletti (Italy, December) and Pharma Logistics (Italy and Belgium, December). In addition, strong new contract gains in the last 12 months contributed to good turnover growth. The improved profit from Exel's retail and consumer sectors was held back by lower returns from Tradeteam and UK industrial operations, the exit from a loss-making contract in Belgium and the £1.5m adverse impact of changes in pension service cost assumptions.

Across the world we have been awarded over £450m of new contracts

Americas
- Strong performances in automotive, chemicals, healthcare and consumer
- New wins with customers including Continental Tire, Carrefour, Sears, Best Buy, Frito-Lay and Coca Cola

Europe, Middle East and Africa
- Strong performances in retail, consumer, healthcare and automotive
- New wins with customers including JD Wetherspoon, Threshers, Somerfield, Saab, Philips and ASML

Asia Pacific
- Strong performances in technology, retail and consumer with new business gains in Australia, India and Korea
- New wins with customers including Matahari, Agilent and Fujitsu



33.3p
FRS 3 earnings per share +122%

£72.2m
profit before tax +15% at constant exchange rates, before goodwill, exceptional items and net return on pension schemes

continued growth in world trade, leading to increased air and seafreight volumes. Airweight increased by 18% in the period, with activities in all regions demonstrating good growth. Limited increases in airfreight capacity and fuel surcharges, particularly in Asia Pacific, restricted profit growth although the business made solid overall progress. At constant exchange rates Exel's US domestic air, road and railfreight activities saw turnover increase, although profits remained behind expectations. Seafreight operations maintained strong growth in turnover and gross profit.

Environmental turnover increased by 8.6% to £63m (2003: £58m) and operating profit increased by 9.0% to £7.3m (2003: £6.7m). On an organic basis turnover grew 7.8% and operating profit rose 6.0%.

A more detailed performance review is included in the Review of operations.

Profit before tax and earnings per share
Net finance costs decreased to £1.9m (2003: £4.7m), led by lower effective interest rates on the Group's mix of debt and forward currency contracts. As a result interest cover was over 30 times (2003: 15 times). Profit before tax, goodwill, exceptional items and the net return on pension schemes, was up 7.8% at £72.2m (2003: £67.0m). Earnings per share on the same basis improved 9.7% to 16.9p (2003: 15.4p). Total exceptional items amounted to a net profit of £49.0m (2003: £0.9m) arising principally on the partial disposal of Exel's stake in Sirva Inc. The Group's effective tax rate on underlying profit before tax improved to 28% (2003: 29%). On a FRS 3 basis, after goodwill and exceptional items and the net return on pension schemes, profit before tax was £123.5m (2003: £69.7m) and earnings per share 33.3p (2003: 15.0p).

Cash flow
Free cash flow was again strong at £78.2m (2003: £31.5m). Despite a modest improvement in overall days sales outstanding, the net cash outflow from working capital was £60.8m. Net cash inflow from operating activities was £78.7m (2003: £107.9m). Tax cash outflows decreased by £3.5m to £21.8m. Net capital expenditure was slightly lower at £28.8m (2003: £35.8m), reflecting higher income from the sale of tangible fixed assets. Net receipts of £53.2m from realising Exel's investment in Sirva Inc included gross receipts of £72.5m and an outflow of £19.3m, related to the exercise of a warrant to purchase additional shares at a price significantly lower than the prevailing market value. Exel still retains around 2.8m shares in Sirva Inc with a current market value of approximately US$60m. During the first six months of 2004, Exel made cash contributions of £5m to one of its defined benefit UK pension schemes in line with the recommendations of the triennial review completed in 2003. Annual contributions of £10m have been agreed through to the end of 2006 at which time the agreed recommendations of the next review (scheduled for 2006) will be implemented.

Net cash outflow before financing activities was £26.0m (2003: outflow of £27.8m). Within this, expenditure on acquisitions was £54.5m (2003: £14.1m) which included the initial cash consideration for Fujitsu Logistics (£13.8m after adjusting for assumed debt) and initial share purchases in relation to Exel's proposed acquisition of Tibbett & Britten Group plc (£26.9m). The remaining £13.8m related to disbursements in respect of prior year acquisitions, principally Pharma Logistics in Europe and Power Logistics in the US. This contributed to net debt increasing to £155.2m (30 June 2003: £177.7m and 31 December 2003: £152.3m). Exel also completed a refinancing of its principal debt facilities, establishing a new £835m multi-currency facility. Balance sheet gearing at the end of the period was 21.6% (2003: 27.5%) excluding FRS 17 net pension assets and liabilities.

Dividend
The Board is declaring an interim dividend of 8.5p per share, an increase of 7.6% over the previous year. The dividend will be paid on 1 October 2004 to shareholders on the register on 10 September 2004.

"In the first six months of 2004, Exel has continued to build upon its robust business model and drive forward its strategy to create new value within the supply chain and deliver value to customers and shareholders."

Nigel Rich CBE
Chairman



Opportunities for growth in the supply chain

+13%
Growth in outsourcing has been triggered by companies focusing on core competencies. Today, Exel's customers expect outsourcing to increase by 13% in the next two years

+9%
Globally, outsourcing still represents a major business opportunity. In Asia Pacific, outsourcing has grown by 9% compared to 2003

71%
of customers believe an integrated logistics solution is relevant to their business

37%
of customers say supply chain efficiency is a key factor for business success



"During the first six months of 2004, Exel continued to make good operational and strategic progress. The Group achieved solid levels of growth in turnover and profits and completed the acquisition of Fujitsu Logistics. In June, a recommended cash offer was made for Tibbett & Britten Group plc.

Exel's recent acquisition programme will provide significant opportunities for the Group to enhance its competitive advantage. Combined with emerging evidence of improving economic conditions in most regions of the world, and with positive trends in trading, Exel believes it is well positioned to make good underlying progress in 2004."

John Allan
Chief Executive


Key facts by geography
Americas
£784m turnover
£21.6m operating profit
20,200 employees
Europe, Middle East and Africa
£1,364m turnover
£27.0m operating profit
44,400 employees
Asia Pacific
£410m turnover
£18.2m operating profit
8,300 employees


Turnover by industry %
The value of Exel's experience is enhanced by an industry focused approach to the supply chain that delivers unparalleled business and market experience
26% Consumer
19% Retail
5% Healthcare
22% Technology
12% Automotive
5% Chemical
7% Industrial
4% Other

Figures as reported for Exel's ongoing logistics activities for the six months to 30 June 2004.

exel



Interim Report 2004

Financial highlights

- At constant exchange rates turnover and profit before tax up 15%
- Strong free cash flow generation of £78.2m (2003: £31.5m)
- Dividend per share increased by 8% (2003 interim increased by 5%)
- £450m (2003: £400m) of annualised new business revenues, £260m net of losses (2003: £240m)
- Launched £328m recommended cash offer for Tibbett & Britten which will enhance Exel's ability to deliver additional organic growth




£78.2m
free cash flow generation
(2003: £31.5m)
Exel


120+
countries
of operation

£74.1m[1]
operating profit +10.8%
(2003: £66.9m)


74,000
employees

Six months to 30 June 2004

	Turnover from continuing operations £m[1]	Profit before tax £m[1]	Basic earnings per share pence	Dividend per share pence
2004	2,621	72.2	16.9	8.5
2003	2,273	63.0	15.4	7.9
	+15.3% increase in turnover from continuing operations	**+14.6%** increase in profit before tax	**+9.7%** increase in earnings per share	**+7.6%** increase in dividend per share

In order to reflect more clearly the underlying operating performance of the business the charts and figures above and on the facing page for operating profit, profit before tax and earnings per share are shown before goodwill, exceptional items and net return on pension schemes. A reconciliation of these figures to the equivalent FRS 3 numbers is included in the group profit and loss account or note 9 to the financial statements on pages 8 and 16 respectively of this report.

1. At constant exchange rates.

Report to shareholders


£123.5m
FRS 3 profit before tax +77%

During the first six months of 2004, Exel made good operational and strategic progress. The Group achieved solid levels of growth in turnover and profit and completed the acquisition of Fujitsu Logistics. In June, a recommended cash offer was made for Tibbett & Britten Group plc.

Exel's contract logistics operations made good progress overall, led by strong turnover growth and the benefits from recent acquisitions which helped offset the impact of a small number of underperforming business units. In particular, the Americas and Asia Pacific generated double-digit organic growth in both turnover and profit. In freight management, both airfreight and seafreight volumes were strong and helped the business achieve a satisfactory level of organic growth despite significant cost pressures in Asia Pacific, related mainly to higher fuel prices and capacity restrictions. Annualised revenue from new business was encouraging at £450m (2003: £400m), made up of £250m from contract logistics and £200m from freight management.

Cory Environmental, Exel's waste management business, increased both turnover and profit in improving markets.

Group performance
Interpretation of the Group's underlying performance in the first half of 2004 has been impacted by the following two factors:

Firstly, movements in the dollar and related currencies have had a significant impact on the translation of foreign income and comparisons with the first half of 2003. During the first half of 2004, the average US dollar exchange rate was 1.81 to the pound, compared to 1.61 in the first half of 2003. Depreciation in the US dollar, including related currencies, and the euro, resulted in an adverse translation impact of £4.8m on underlying operating profit, the equivalent of reducing reported growth by around 7%. In calculating growth percentages at constant exchange rates, 2003 results have been translated at 2004 average exchange rates. The segmental information in Note 5 to the financial statements provides full details of all the results of the business.

Secondly, changes in pension service cost charges, related to financial market rate assumptions which are set annually in advance, increased the non-cash service costs by £1.8m in the first six months. This principally impacted the UK and Ireland contract logistics and freight management operations, reducing operating profits by £1.5m and £0.3m respectively. The variation in the charge is not comparable with the actuarial basis used in open book contract cost recovery and, as a result, distorts the organic presentation of the underlying performance of the business.

At constant exchange rates, turnover from continuing operations was up 15.3% at £2,621m (2003: £2,273m) and adjusting for acquisitions was up 11.2% on an organic basis. At constant exchange rates, operating profit, which is stated before goodwill amortisation, exceptional items and net return on pension schemes, was up 10.8% at £74.1m (2003: £66.9m). On an organic basis operating profit was broadly unchanged (up 2.7% excluding the changes in pension service cost assumptions outlined above).

Total contract logistics turnover increased by 16.6% to £1,432m at constant exchange rates, up 9.1% on an organic basis. Overall, contract logistics operating profit increased by 13.4% to £44.0m (2003: £38.8m) at constant exchange rates, and reduced 4.6% on an organic basis (reduced 0.8% excluding the changes in pension service cost assumptions outlined above). Margins remained broadly unchanged at 3.1% (2003: 3.2%). Margins in the Americas, Asia Pacific and Continental Europe were 5.5% (2003: 5.4%), 3.5% (2003: 3.4%) and 1.7% (2003: 0.8%) respectively, largely offsetting the reduction in the UK and Ireland, reflecting the underperformance of a small number of business units and the impact of the changes in pension service cost assumptions, which offset a good performance in retail and consumer activities.

Total freight management turnover increased by 14.1% to £1,126m (2003: £987m) at constant exchange rates. On the same basis freight management operating profit increased by 6.5% to £22.8m (2003: £21.4m). Margins were 2.0% (2003: 2.2%). Exel's operations benefited from

Six months to 30 June 2004	2004 £m	2003 £m	% Change
	At constant exchange rates		
Turnover – continuing operations	**2,621**	2,273	**15.3**
Operating profits[1] – continuing operations	**74.1**	66.9	**10.8**
Profit before tax[1]	**72.2**	63.0	**14.6**
	At actual exchange rates		
Turnover – continuing operations	**2,621**	2,391	**9.6**
Operating profits[1] – continuing operations	**74.1**	71.7	**3.3**
Profit before tax[1]	**72.2**	67.0	**7.8**
Basic earnings per share[1]	**16.9p**	15.4p	**9.7**
Dividend per share	**8.5p**	7.9p	**7.6**

1. Before goodwill, exceptional items and net return on pension schemes.


+£450m
from new business gains
(2003: £400m)

In the European retail sector there were new business gains with Comet, Habitat, JD Wetherspoon, MFI, Somerfield and Threshers. Exel made further progress with its Radio Frequency Identification (RFID) capabilities, opening a new dedicated research centre in the UK as well as increasing the scope of trials with House of Fraser. The Group further developed its reverse logistics services in the UK, building on similar successful activities in the US. Exel's position in the European consumer market was enhanced by the integration of Cappelletti in Italy and new business gains in the UK with Unilever. In the healthcare sector, Pharma Logistics made a good contribution to the Group in its first six months and Exel secured additional licences to operate new pharmaceutical facilities near Barcelona in Spain and Dublin in Ireland. Exel's European automotive operations also made progress, helped by providing additional services for Saab in Scandinavia, as well as renewing the major lead logistics partnership with Ford. Technology activities benefited from the incremental revenues generated by the multi-user secure facility currently used by Philips and ASML for semiconductors at Eindhoven in The Netherlands. UK industrial activities performed behind expectations. Special Products activities in the UK improved profitability despite reduced turnover from contract losses.

Freight management

European operations made solid progress on the back of good volume growth and improved efficiency. Turnover increased by 9.9% to £420m (2003: £382m) and operating profit increased by 107.3% to £8.5m (2003: £4.1m).

International export airweight grew by 11% in the first half of 2004, compared to the same period in 2003. Firm pricing and operating efficiencies contributed to improved profit. Particularly good performances were recorded in France, Italy, Spain, Sweden and Africa. Exel's activities in Belgium, Germany, Central and Eastern Europe also made progress. Major new airfreight business included gains with EADS, Edwards Lifesciences and HP. Exel's international courier activities performed well ahead of the same period in 2003.

Americas

Contract logistics

Exel's operations in the Americas made significant further progress. Turnover increased by 15.0% to £411m (2003: £358m) and profit increased by 17.5% to £22.8m (2003: £19.4m). Margins remained healthy at 5.5% (2003: 5.4%). Growth was supported by strong performances in the US automotive, chemical and healthcare sectors along with the continued development of Exel's operations in Latin America.

In the Americas, Exel added new retail business with Carrefour in Brazil, Best Buy and Sears in the US. In the consumer sector gains included Clorox and SC Johnson. The acquisition of Unidock's in July 2003 helped establish a strong healthcare platform for expansion in Brazil, contributing to year-on-year growth. Progress across Exel's automotive operations has also been good with the Group securing new business with Continental Tire and Ford, as well as being named DaimlerChrysler's lead logistics partner in North America. Steady performance in technology was helped by new contracts with Samsung and Sun Microsystems. The chemical and industrial operations in the US made progress, on the back of new business gains in 2003 and improved operational performance.

Freight management

Performance from Exel's freight management activities in the Americas reflected the improved international airfreight market, offset by around £1m of costs related to the operational improvement initiatives in the domestic expedited air and ground activities, and margin underperformance in the road and railfreight brokering operations in the US. Overall, turnover increased by 8.3% to £372m (2003: £344m) and the operations made a net loss of £(1.2)m (2003: profit of £1.9m).

International airweight increased by 20% and, together with a solid performance from the more modest seafreight operations in the region, contributed to good progress across international activities, particularly in Canada, Mexico and Latin America. Major new international airfreight business included gains with Levi Strauss, Mölnlycke and Samsung. In weak automotive freight markets, FX Coughlin

Outsourcing in two years vs outsourcing now

Market opportunities remain strong. According to Exel's latest customer survey, managed by MORI in May 2004, the majority of customers expect to be outsourcing more of their supply chain in two years time.

+14% Americas

+13% Asia Pacific

+11% Continental Europe, Middle East and Africa

+11% UK and Ireland

performed behind expectations. Volumes across Exel's US road and railfreight brokering operation were positive and as a result overall revenues increased. Profitability remained below expectations due to some margin pressure and very tight rail freight capacity. New business included Coca Cola, Frito-Lay, Hitachi, International Paper and Mitsubishi.

During the first six months of 2004, actions have been taken to integrate the US domestic expedited air and ground and international operations to reduce overhead and operating costs. So far this has resulted in a headcount reduction of over 110 and the closure of 14 locations. To date, the expedited market has remained weak, in particular with technology customers who continue to restrict the use of premium services. As a result, the current cost reductions are being offset by weak trading. Looking forward, further cost reductions will be achieved in the second half of 2004, with the integration of systems completed in the first half of 2005. The second half performance of the Americas freight management business is expected to be significantly ahead of both the first half of 2004 and the same period in 2003.

Asia Pacific

Contract logistics

Operations in Asia Pacific generated strong growth. Turnover increased by 59.7% to £76m (2003: £48m), profit increased by 68.8% to £2.7m (2003: £1.6m) and margins improved slightly to 3.5% (2003: 3.4%). Operations in Australia, India, Indonesia, Korea, New Zealand, the Philippines and Singapore made good progress implementing new business or expanding existing customer relationships. Exel's operations in Japan will be significantly strengthened by the acquisition of Fujitsu Logistics in June. This well developed logistics business should be an effective platform for the further expansion of Exel's presence in the country over the next few years. New business in Asia Pacific included retail operations with Matahari in Indonesia, Exel's first consumer contract with Unilever in China, technology activities with HP in Shanghai and Philips in the Philippines and a new healthcare service with GlaxoSmithKline in Australia.

Freight management

Asia Pacific freight management activities delivered strong turnover growth of 27.9% to £334m (2003: £261m). Operational costs and consolidation efficiencies were under pressure, reflecting tight cargo capacity, and the net effect of increased fuel surcharges which was disproportionately higher in the Asia Pacific region. As a result, operating profit increased by only 0.6% to £15.5m (2003: £15.4m).

Airweight across the region increased by 22%. Particularly good weight and revenue growth was achieved in Hong Kong and Singapore where cost pressures were greatest due to limited airfreight capacity. Exel's freight management operations in Australia, China, Malaysia, Philippines and Taiwan all made solid profit progress, due in part to better capacity and cost dynamics. Major new airfreight business included gains with Braun, Lexmark, Toshiba and Vantec.

Airfreight – a global snapshot

Airweight growth across Exel's international airfreight operations was strong, up 18% overall with Europe up 11%, the Americas up 20% and Asia Pacific up 22%. Airfreight unit costs increased, reflecting restrictions in capacity, primarily on routes within and out of the Asia Pacific region. Fuel surcharges were also a strong feature of the first six months, accounting for a 2% increase in turnover. As in previous periods, recovery of additional costs from customers has been good with over 90% recovered during the first six months of the year. However the magnitude of surcharges overall led to an adverse impact of approximately £2.2m, principally in Asia Pacific.

Seafreight – a global snapshot

Seafreight markets have been strong with underlying full container load volumes increasing by an estimated 12% through to the end of May (source: Drewry). On the same basis Exel's purchased and managed container activities increased by 28%. Within this, Exel's brokered container volumes also increased by 30%. As a result Exel's seafreight turnover increased by 19% to £170m, up 26% at constant currencies. Consolidation services remain a key part of Exel's seafreight growth with gross profits improving by around 36%, led by strong growth in Asia Pacific. Progress was also made developing operations in Brazil, India and Taiwan, albeit from a modest base. New business gains included contracts for seafreight services from UK retailers House of Fraser, MFI and WH Smith, as well as new business with Motorola.

Environmental

Turnover from Cory Environmental, Exel's UK-based waste management business increased by 8.6% to £63m (2003: £58m) and operating profit increased by 9.0% to £7.3m (2003: £6.7m). On an organic basis, turnover grew 7.8% and operating profit rose 6.0%. Improved underlying markets and contributions from the packaging services business acquired last year helped enhance returns.

Landfill activities during the first six months of 2004 remained strong, with average prices for commercial and industrial wastes ahead of last year. In the second half, Cory plans to open a new landfill site at Greatness in Kent which will contribute to future revenue growth.

Cory's municipal services business performed well. Increased activity at Milton Keynes included an interim contract to manage a materials recycling facility which enhanced profits. Cory extended its contract in Carrick for seven years to include new recycling services.

+470
The addition of Fujitsu Logistics increased employees in Japan by 470

+28%
Exel's purchased and managed container activities in seafreight increased +28%

+18%
growth in international airweight

£7.3m
Cory Environmental's operating profit +9% (2003: £6.7m)



Independent review report to Exel plc

Introduction

We have been instructed by the Company to review the financial information for the six months ended 30 June 2004 which comprises the group profit and loss account, group cash flow statement, reconciliation of operating profit to operating cash flow, reconciliation of net cash flow to movement in net debt, group balance sheet, group statement of total recognised gains and losses and the related notes 1 to 10. We have read the other information contained in the Interim Report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Company in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, for our work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The Interim Report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the Interim Report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures should be consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with guidance contained in Bulletin 1999/4 'Review of interim financial information' issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data, and based thereon, assessing whether the accounting policies and presentation have been consistently applied, unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom Auditing Standards and therefore provides a lower level of assurance than an audit. Accordingly we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Ernst & Young LLP
London, 29 July 2004

Group profit and loss account (unaudited)

For the six months ended 30 June 2004	Note	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Turnover				
Continuing operations		**2,604.1**	2,390.5	5,068.2
Acquisitions		**17.0**	–	–
Group and share of joint ventures' turnover	5	**2,621.1**	2,390.5	5,068.2
Less: share of joint ventures' turnover		**(45.0)**	(37.6)	(81.7)
Group turnover		**2,576.1**	2,352.9	4,986.5
Operating profit				
Continuing operations		**57.9**	58.3	125.1
Acquisitions		**0.3**	–	–
Underlying operating profit[1]		**74.1**	71.7	154.4
Goodwill amortisation		**(15.9)**	(13.4)	(29.3)
Total operating profit	5	**58.2**	58.3	125.1
Loss on termination and disposals of discontinued operations	6	**–**	(0.6)	(11.8)
Loss on termination of businesses in continuing operations	6	**–**	–	(2.0)
Profit on disposals of fixed assets in continuing operations	6	**49.0**	1.5	7.6
Profit on ordinary activities before finance income		**107.2**	59.2	118.9
Income from other fixed asset investments				
On ordinary activities		**0.1**	–	2.4
Exceptional income	6	**–**	–	6.3
Net interest		**(2.0)**	(4.7)	(8.4)
Net return on pension schemes		**18.2**	15.2	29.8
Underlying profit before tax[1]		**72.2**	67.0	148.4
Goodwill amortisation		**(15.9)**	(13.4)	(29.3)
Exceptional items	6	**49.0**	0.9	0.1
Net return on pension schemes		**18.2**	15.2	29.8
Profit on ordinary activities before taxation		**123.5**	69.7	149.0
Tax on profit on ordinary activities	7	**(23.6)**	(22.9)	(45.9)
Profit on ordinary activities after taxation		**99.9**	46.8	103.1
Equity minority interests		**(1.5)**	(2.6)	(6.2)
Profit for the financial period		**98.4**	44.2	96.9
Dividends	8	**(25.1)**	(23.2)	(72.9)
Transferred to reserves	10	**73.3**	21.0	24.0

		pence	pence	pence
Basic earnings per share				
On profit for the financial period	9	**33.3**	15.0	32.8
On underlying profit[1] for the period	9	**16.9**	15.4	34.1
Diluted earnings per share				
On profit for the financial period	9	**33.1**	14.9	32.7
On underlying profit[1] for the period	9	**16.8**	15.3	33.9

1. Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax, where applicable.

Group cash flow statement (unaudited)

For the six months ended 30 June 2004	**Six months ended 30.06.04 £m**	Six months ended 30.06.03 (restated) £m	Year ended 31.12.03 £m
Net cash inflow from operating activities	**78.7**	107.9	302.8
Dividends received from joint ventures and associates	**–**	0.2	2.9
Net cash outflow for returns on investments and servicing of finance	**(3.1)**	(8.5)	(5.3)
Taxation	**(21.8)**	(25.3)	(50.1)
Capital expenditure and financial investment			
Purchase of tangible fixed assets	**(47.7)**	(49.4)	(109.7)
Purchase of investments	**(19.3)**	(7.0)	(6.9)
Sale of tangible fixed assets	**18.9**	13.6	33.3
Sale of investments	**72.5**	–	26.0
Net cash inflow/(outflow) for capital expenditure and financial investment	**24.4**	(42.8)	(57.3)
Free cash flow	**78.2**	31.5	193.0
Net cash outflow for acquisitions and disposals			
Purchase of businesses	**(54.5)**	(14.1)	(110.5)
Equity dividends paid	**(49.7)**	(45.2)	(68.4)
Net cash (outflow)/inflow before the use of liquid resources and financing	**(26.0)**	(27.8)	14.1
Net cash inflow from management of liquid resources	**7.0**	15.4	7.9
Net cash inflow/(outflow) from financing	**11.5**	(3.9)	(77.4)
Decrease in cash	**(7.5)**	(16.3)	(55.4)

Reconciliation of operating profit to operating cash flow (unaudited)

Operating profit	**58.2**	58.3	125.1
Share of profit of joint ventures and associates	**(1.6)**	(1.7)	(4.1)
Group operating profit	**56.6**	56.6	121.0
Depreciation and amortisation	**65.9**	64.0	133.0
Loss on sale of tangible fixed assets	**0.3**	0.4	1.7
Pension service costs non-cash	**19.9**	20.0	42.1
Executive share option schemes accrual non-cash	**1.2**	0.4	0.2
Movements in provisions	**(4.4)**	2.8	8.2
Movements in working capital	**(60.8)**	(36.3)	(3.4)
Net cash inflow from operating activities	**78.7**	107.9	302.8

Reconciliation of net cash flow to movement in net debt (unaudited)

Decrease in cash	**(7.5)**	(16.3)	(55.4)
Cash outflow from change in debt	**10.7**	5.6	78.5
Cash inflow from change in liquid resources	**(7.0)**	(15.4)	(7.9)
Change in net debt resulting from cash flows	**(3.8)**	(26.1)	15.2
Arising on acquisitions	**(2.6)**	–	(24.4)
Non-cash movements	**3.5**	2.1	10.6
Movement in net debt	**(2.9)**	(24.0)	1.4
Net debt at 1 January	**(152.3)**	(153.7)	(153.7)
Net debt at end of period	**(155.2)**	(177.7)	(152.3)

	30.06.04 £m	30.06.03 £m	31.12.03 £m
Analysis of net debt			
Cash at bank and in hand	**80.1**	127.3	92.0
Overdrafts	**(17.5)**	(15.6)	(18.7)
Loans	**(206.7)**	(275.7)	(219.6)
Finance leases	**(16.4)**	(19.1)	(18.3)
Current asset investments	**5.3**	5.4	12.3
	(155.2)	(177.7)	(152.3)

Group balance sheet (unaudited)

At 30 June 2004	Note	30.06.04 £m	30.06.03 (restated) £m	31.12.03 £m
Fixed assets				
Intangible assets – goodwill		**477.4**	399.3	483.9
Tangible assets		**524.7**	572.5	547.4
Investments		**49.7**	37.0	24.8
		1,051.8	1,008.8	1,056.1
Current assets				
Stocks		**8.4**	8.2	10.9
Debtors				
Amounts falling due within one year		**996.0**	896.9	1,003.5
Amounts falling due after more than one year		**34.7**	24.1	31.1
Current asset investments		**5.3**	5.4	12.3
Cash at bank and in hand		**80.1**	127.3	92.0
		1,124.5	1,061.9	1,149.8
Creditors: amounts falling due within one year				
Short-term borrowings		**(50.4)**	(35.4)	(58.6)
Other creditors		**(1,052.7)**	(973.3)	(1,138.7)
Net current assets/(liabilities)		**21.4**	53.2	(47.5)
Total assets less current liabilities		**1,073.2**	1,062.0	1,008.6
Creditors: amounts falling due after more than one year				
Long-term borrowings		**(190.2)**	(275.0)	(198.0)
Other creditors		**(16.7)**	(4.5)	(9.8)
Provisions for liabilities and charges		**(130.0)**	(116.7)	(135.2)
Total net assets excluding pension assets and liabilities		**736.3**	665.8	665.6
Net pension assets and liabilities		**53.2**	38.0	53.7
		789.5	703.8	719.3
Equity shareholders' funds				
Capital and reserves		**795.9**	706.5	723.9
Own shares		**(25.1)**	(22.4)	(21.9)
	10	**770.8**	684.1	702.0
Equity minority interests		**18.7**	19.7	17.3
		789.5	703.8	719.3
Net debt		**(155.2)**	(177.7)	(152.3)
Gearing		**20.1%**	26.0%	21.7%
Gearing – excluding net pension assets and liabilities		**21.6%**	27.5%	23.5%

Group statement of total recognised gains and losses (unaudited)

For the six months ended 30 June 2004	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Profit for the financial period	**98.4**	44.2	96.9
Actuarial gain recognised on the pension schemes	**–**	–	27.8
Deferred tax relating to actuarial gain on the pension schemes	**–**	–	(8.1)
Exchange differences	**(2.7)**	(3.6)	(10.4)
Tax on exchange differences	**–**	–	0.4
Total recognised gains and losses relating to the period	**95.7**	40.6	106.6

Notes to the Interim Report (unaudited)

1 The Interim Report

The Interim Report was approved by the Board on 29 July 2004. The financial information set out in the Interim Report is unaudited but has been reviewed by the Auditors and their report to the Company is set out on page 7.

2 Accounting policies

The interim financial statements have been prepared on the basis of the accounting policies set out in the 2003 financial statements of Exel plc. The taxation charge is based on the estimated effective rate for the full year.

The Group adopted UITF 38 'Accounting for ESOP trusts' in its 2003 financial statements. Accordingly, the balance sheet and cash flow statement for the six months ended 30 June 2003 have been restated.

3 Statutory group financial statements

The accounts for the year ended 31 December 2003 set out within this report are not the Group's statutory financial statements. Statutory group financial statements for Exel plc for the year ended 31 December 2003, on which the Auditors gave an unqualified report (which made no statement under sections 237 (2) or (3) of the Companies Act 1985), have been filed with the Registrar of Companies.

4 Exchange rates

The significant exchange rates relative to £ sterling used in the preparation of these financial statements are as follows:

	Average			Period end		
	Six months ended 30.06.04	Six months ended 30.06.03	Year ended 31.12.03	**30.06.04**	30.06.03	31.12.03
US dollar	**1.81**	1.61	1.64	**1.82**	1.66	1.78
Euro	**1.48**	1.47	1.45	**1.50**	1.45	1.42
Singapore dollar	**3.08**	2.82	2.85	**3.12**	2.91	3.02

Notes to the Interim Report (unaudited)
continued

5 Segmental information

Analysis of change in turnover	Six months ended 30.06.03 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	**Six months ended 30.06.04 £m**
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	632.0	(0.2)	–	29.3	37.6	6.0%	**698.7**
Continental Europe and Africa	192.4	(1.6)	–	39.3	15.7	8.2%	**245.8**
	824.4	(1.8)	–	68.6	53.3	6.5%	**944.5**
Freight management							
UK and Ireland	109.8	(0.1)	–	–	9.4	8.6%	**119.1**
Continental Europe and Africa	275.2	(3.1)	–	0.5	28.0	10.3%	**300.6**
	385.0	(3.2)	–	0.5	37.4	9.8%	**419.7**
Europe, Middle East and Africa	1,209.4	(5.0)	–	69.1	90.7	7.5%	**1,364.2**
Americas							
Contract logistics	402.3	(44.5)	–	7.0	46.6	13.0%	**411.4**
Freight management	387.1	(43.2)	–	–	28.4	8.3%	**372.3**
	789.4	(87.7)	–	7.0	75.0	10.7%	**783.7**
Asia Pacific							
Contract logistics	48.9	(1.2)	17.0	–	11.5	24.1%	**76.2**
Freight management	284.8	(23.6)	–	–	72.8	27.9%	**334.0**
	333.7	(24.8)	17.0	–	84.3	27.3%	**410.2**
Total logistics							
Contract logistics	1,275.6	(47.5)	17.0	75.6	111.4	9.1%	**1,432.1**
Freight management	1,056.9	(70.0)	–	0.5	138.6	14.0%	**1,126.0**
	2,332.5	(117.5)	17.0	76.1	250.0	11.3%	**2,558.1**
Environmental	58.0	–	–	0.5	4.5	7.8%	**63.0**
Total	**2,390.5**	**(117.5)**	**17.0**	**76.6**	**254.5**	**11.2%**	**2,621.1**

Description of Exel's segmental analysis
Exel's segmental analysis splits logistics activities between contract logistics and freight management.

Contract logistics includes ground-based supply chain management services, such as integrated warehousing and transportation, just-in-time services, sub-assembly and other value added activities.

Freight management includes airfreight and seafreight forwarding, customs broking, transportation management (including US road and rail) and specialist mail and express services.

Due to the comprehensive range of services provided to customers within individual contracts there are some cross-overs between these two segments but these are relatively small.

5 Segmental information continued

Analysis of change in operating profit before goodwill amortisation	Six months ended 30.06.03 £m	Exchange £m	New acquisitions 2004 £m	Increment on 2003 acquisitions £m	Organic change £m	Organic change %	**Six months ended 30.06.04 £m**
Europe, Middle East and Africa							
Contract logistics							
UK and Ireland	16.2	–	–	0.4	(2.3)	(14.2)%	**14.3**
Continental Europe and Africa	1.6	–	–	5.3	(2.7)	(100+)%	**4.2**
	17.8	–	–	5.7	(5.0)	(28.1)%	**18.5**
Freight management							
UK and Ireland	1.4	–	–	–	0.2	14.3%	**1.6**
Continental Europe and Africa	2.9	(0.2)	–	–	4.2	100+%	**6.9**
	4.3	(0.2)	–	–	4.4	100+%	**8.5**
Europe, Middle East and Africa	22.1	(0.2)	–	5.7	(0.6)	(2.7)%	**27.0**
Americas							
Contract logistics	22.2	(2.8)	–	0.9	2.5	12.9%	**22.8**
Freight management	2.2	(0.3)	–	–	(3.1)	(100+)%	**(1.2)**
	24.4	(3.1)	–	0.9	(0.6)	(2.8)%	**21.6**
Asia Pacific							
Contract logistics	1.7	(0.1)	0.4	–	0.7	43.8%	**2.7**
Freight management	16.8	(1.4)	–	–	0.1	0.6%	**15.5**
	18.5	(1.5)	0.4	–	0.8	4.7%	**18.2**
Total logistics							
Contract logistics	41.7	(2.9)	0.4	6.6	(1.8)	(4.6)%	**44.0**
Freight management	23.3	(1.9)	–	–	1.4	6.5%	**22.8**
	65.0	(4.8)	0.4	6.6	(0.4)	(0.7)%	**66.8**
Environmental	6.7	–	–	0.2	0.4	6.0%	**7.3**
Underlying operating profit	71.7	(4.8)	0.4	6.8	–	–	**74.1**
Goodwill amortisation	(13.4)	1.1	(0.1)	(3.5)	–	–	**(15.9)**
Total	**58.3**	**(3.7)**	**0.3**	**3.3**	**–**	**–**	**58.2**

Notes to the Interim Report (unaudited)
continued

5 Segmental information continued

By business sector	Turnover Six months ended 30.06.04 £m	Turnover Six months ended 30.06.03 £m	Turnover Year ended 31.12.03 £m	Operating profit before goodwill amortisation Six months ended 30.06.04 £m	Operating profit before goodwill amortisation Six months ended 30.06.03 £m	Operating profit before goodwill amortisation Year ended 31.12.03 £m
Europe, Middle East and Africa						
Contract logistics						
UK and Ireland	**698.7**	632.0	1,376.9	**14.3**	16.2	35.1
Continental Europe and Africa	**245.8**	192.4	411.8	**4.2**	1.6	6.3
	944.5	824.4	1,788.7	**18.5**	17.8	41.4
Freight management						
UK and Ireland	**119.1**	109.8	219.7	**1.6**	1.4	2.9
Continental Europe and Africa	**300.6**	275.2	567.6	**6.9**	2.9	11.3
	419.7	385.0	787.3	**8.5**	4.3	14.2
Europe, Middle East and Africa	**1,364.2**	1,209.4	2,576.0	**27.0**	22.1	55.6
Americas						
Contract logistics	**411.4**	402.3	826.9	**22.8**	22.2	44.5
Freight management	**372.3**	387.1	803.9	**(1.2)**	2.2	2.6
	783.7	789.4	1,630.8	**21.6**	24.4	47.1
Asia Pacific						
Contract logistics	**76.2**	48.9	104.8	**2.7**	1.7	3.1
Freight management	**334.0**	284.8	645.3	**15.5**	16.8	34.4
	410.2	333.7	750.1	**18.2**	18.5	37.5
Total logistics						
Contract logistics	**1,432.1**	1,275.6	2,720.4	**44.0**	41.7	89.0
Freight management	**1,126.0**	1,056.9	2,236.5	**22.8**	23.3	51.2
	2,558.1	2,332.5	4,956.9	**66.8**	65.0	140.2
Environmental	**63.0**	58.0	111.3	**7.3**	6.7	14.2
Continuing operations	**2,621.1**	2,390.5	5,068.2	**74.1**	71.7	154.4
Goodwill amortisation	**–**	–	–	**(15.9)**	(13.4)	(29.3)
Total	**2,621.1**	2,390.5	5,068.2	**58.2**	58.3	125.1

6 Exceptional items

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Loss on termination and disposals of discontinued operations	–	(0.6)	(11.8)
Loss on termination of businesses in continuing operations	–	–	(2.0)
Profit on disposals of fixed assets in continuing operations			
Profit on disposal of investments	**49.6**	–	8.6
Amounts written back to investments	–	–	9.5
Amounts written off investments	–	–	(2.1)
Profit on disposal of tangible fixed assets	**0.8**	2.8	4.8
Loss on disposal of tangible fixed assets	**(1.4)**	(1.3)	(13.2)
	49.0	1.5	7.6
Exceptional finance income			
Arrears of preference dividends	–	–	6.3
Exceptional items (net)	**49.0**	0.9	0.1

7 Tax on profit on ordinary activities

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Analysis of tax charge			
UK tax	**10.9**	9.9	13.2
Foreign tax	**12.7**	13.0	32.7
Tax on profit on ordinary activities	**23.6**	22.9	45.9
The tax charge is analysed as follows:			
On ordinary activities before exceptional items and net return on pension schemes	**20.2**	19.0	41.6
On net return on pension schemes	**5.5**	4.6	8.9
On exceptional items	**(2.1)**	(0.7)	(4.6)
	23.6	22.9	45.9

8 Dividends

	Six months ended 30.06.04 pence	Six months ended 30.06.03 pence	Year ended 31.12.03 pence
Dividend per share			
Interim	**8.5**	7.9	7.9
Final	–	–	16.8
	8.5	7.9	24.7

Notes to the Interim Report (unaudited)
continued

9 Earnings per share

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Profit for the financial period	**98.4**	44.2	96.9
Add back			
Goodwill amortisation	**15.9**	13.4	29.3
Exceptional items	**(49.0)**	(0.9)	(0.1)
Tax on exceptional items	**(2.1)**	(0.7)	(4.6)
Minority interests on exceptional items	**(0.5)**	–	–
Net return on pension schemes	**(18.2)**	(15.2)	(29.8)
Tax on net return on pension schemes	**5.5**	4.6	8.9
Underlying profit[1] for the financial period	**50.0**	45.4	100.6
Add back			
Non-cash pension costs	**19.9**	20.0	42.1
Tax on non-cash pension costs	**(6.0)**	(6.0)	(12.6)
Underlying profit[1] before non-cash pension costs	**63.9**	59.4	130.1
Basic earnings per share (pence)			
On profit for the financial period	**33.3**	15.0	32.8
On underlying profit[1] for the financial period	**16.9**	15.4	34.1
On underlying profit[1] before non-cash pension costs	**21.6**	20.1	44.1
Diluted earnings per share (pence)			
On profit for the financial period	**33.1**	14.9	32.7
On underlying profit[1] for the financial period	**16.8**	15.3	33.9
On underlying profit[1] before non-cash pension costs	**21.5**	20.0	43.8
Weighted average number of shares (millions)			
Basic average number of shares	**295.2**	295.3	295.3
Dilutive potential ordinary shares	**1.7**	1.8	1.4
Diluted average number of shares	**296.9**	297.1	296.7

1. Underlying profit is reported before goodwill amortisation, exceptional items, net return on pension schemes and related tax, where applicable.

10 Movements in shareholders' funds

	Six months ended 30.06.04 £m	Six months ended 30.06.03 (restated) £m	Year ended 31.12.03 £m
Profit for the financial period	**98.4**	44.2	96.9
Dividends	**(25.1)**	(23.2)	(72.9)
	73.3	21.0	24.0
Shares allotted	**0.2**	0.2	1.5
Movement in own shares	**(3.2)**	(3.5)	(3.0)
Executive share option schemes accrual	**1.2**	0.4	0.2
Actuarial gain recognised on the pension schemes	**–**	–	27.8
Deferred tax relating to actuarial gain on the pension schemes	**–**	–	(8.1)
Exchange differences	**(2.7)**	(3.6)	(10.4)
Tax on exchange differences	**–**	–	0.4
Movements in shareholders' funds	**68.8**	14.5	32.4
At 1 January	**702.0**	669.6	669.6
Shareholders' funds at end of period	**770.8**	684.1	702.0

Shareholder information

Share price information
The latest share price information is available at www.exel.com. Shareholders within the UK can also use Ceefax, Teletext and the Cityline service operated by the Financial Times (Telephone: 0906 843 3545 – please note this is charged at a premium rate).

Electronic communications
Shareholders may elect to receive notice of shareholder communications, such as Annual and Interim Reports and notice of shareholder meetings, by e-mail by registering with the Shareview service operated by the Registrar. To register, log on to www.shareview.co.uk and complete the online registration process. The service also allows you to check your holding online.

Shareholders may also deliver forms of proxy by electronic means. Instructions on how to register will be provided in the Notice for the 2005 AGM.

Enquiries on shareholdings
All administrative enquiries relating to shareholdings should be directed to the Registrar. Your correspondence should state Exel plc and the registered name and address of the shareholder.

Shareholder services
Shareholders can benefit from a range of additional services including direct payment of dividends into a chosen bank account, payment of dividends in foreign currencies and a dividend reinvestment plan (DRIP) which enables shareholders to use the whole of their cash dividends to buy additional Exel shares in the market at a competitive dealing rate. Full details of these services can be obtained from the Registrar.

Low cost share dealing service
The Company's brokers, Cazenove & Co Ltd, provide shareholders with a low cost way of buying and selling Exel shares.

Further information, including the necessary forms, can be obtained from:

Cazenove & Co Ltd
Postal Share Dealing Service
20 Moorgate
London EC2R 6DA
Telephone: +44 (0) 20 7155 5155

Charitable donations
The Exel Foundation is a charitable trust supported by the Company which helps disadvantaged children and young people. Shareholders wishing to donate cash/shares to The Exel Foundation, or to receive details of its matched giving programme, should contact Val Corrigan, Vice President, Community Affairs (Telephone: +44 (0) 1234 833090).

Financial calendar

	2004
Announcement of 2004 interim results and dividend	30 July
Ex-dividend date	8 September
Dividend record date	10 September
Last date for shareholders to elect for DRIP	10 September
Payment of 2004 interim dividend	1 October

Company Secretary
Doug Evans

Registered office
Ocean House
The Ring
Bracknell
Berkshire RG12 1AN
Telephone: +44 (0) 1344 302000

Registrar
Lloyds TSB Registrars
The Causeway
Worthing
West Sussex BN99 6DA
Telephone: 0870 600 3970 (from the UK)
or +44 (0) 121 433 8000 (from outside the UK)

Auditors
Ernst & Young LLP
1 More London Place
London SE1 2AF

Stockbrokers
Cazenove & Co Ltd
20 Moorgate
London EC2R 6DA

ABN Amro Hoare Govett
250 Bishopsgate
London EC2M 4AA

@ Shareholders are encouraged to visit our website at www.exel.com

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www.exel.com

Head Office
Exel plc
Ocean House, The Ring
Bracknell RG12 1AN
United Kingdom
Telephone +44 (0)1344 302000

Global Freight Management
Exel
4120 Point Eden Way, Suite 200
Hayward, California, CA 94545
United States
Telephone +1 510 731 3333

Europe, Middle East and Africa
Exel
Solstice House
251 Midsummer Boulevard
Milton Keynes MK9 1EQ
United Kingdom
Telephone +44 (0)1908 244000

Americas
Exel
570 Polaris Parkway, Westerville
Ohio, OH 43082
United States
Telephone +1 614 865 8500

Asia Pacific
Exel
81 AlPS Avenue
Singapore 498803
Telephone +65 6318 6388